AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 1, 2003

================================================================================


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of August 2003

                                 ANTENNA TV S.A.
                 (Translation of registrant's name into English)

                             KIFISSIAS AVENUE 10-12
                                 MAROUSSI 151 25
                                 ATHENS, GREECE
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F  [X]          Form 40-F  [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes  [_]             No    [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.


================================================================================

                                                                            PAGE
                                                                            ----

PART I   FINANCIAL INFORMATION.................................................5

    ITEM 1.  UNAUDITED FINANCIAL STATEMENTS....................................5

         Consolidated Statements of Operations for the three
         months ended June 30, 2002 and 2003 and for the six
         months ended June 30, 2002 and 2003...................................5

         Consolidated Balance Sheets as of December 31, 2002
         and June 30, 2003................ ..................................6,7

         Consolidated Statement of Shareholders' Equity for the
         six months ended June 30, 2003. ......................................8

         Consolidated Statements of Cash Flows for the six
         months ended June 30, 2002 and 2003.. ................................9

         Notes to the Consolidated Financial Statements.......................10

    ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
             CONDITION AND RESULTS OF OPERATIONS .............................25

    ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.......35

PART II  OTHER INFORMATION....................................................37

    ITEM 4.  OTHER INFORMATION................................................37

         This report (the "Quarterly Report") sets forth certain information regarding the financial condition and results of operations of Antenna TV S.A., a Greek SOCIETE ANONYME (the "Company"), for the fiscal quarter ended June 30, 2003.

         The unaudited financial statements included in this Quarterly Report, in the opinion of management, reflect all necessary adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the financial position, the results of operations and cash flows for the periods presented. The unaudited financial information included in this Quarterly Report has been prepared in accordance with U.S. generally accepted accounting principles.

         For a description of the Company's accounting policies, see Notes to Financial Statements in the Company's Annual Report on Form 20-F for the year ended December 31, 2002.

PART I   FINANCIAL INFORMATION

ITEM 1.  UNAUDITED FINANCIAL STATEMENTS

                                 ANTENNA TV S.A.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                FOR THE THREE MONTHS ENDED JUNE 30, 2002 AND 2003
               AND FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2003
          (IN THOUSANDS OF EURO AND US DOLLARS, EXCEPT PER SHARE DATA)

                                                            UNAUDITED THREE MONTHS          UNAUDITED SIX MONTHS
                                                              ENDED JUNE 30,                    ENDED JUNE 30,
                                                          ---------------------------    ---------------------------
                                               NOTES        2002       2003      2003       2002      2003      2003
                                               -----      ------     ------    ------     ------    ------   -------
                                                         ((EURO))    ((EURO))    ($)     ((EURO))   (EURO))     ($)
Advertising revenue....................                   41,396     45,027    51,790     66,732    72,062    82,886
                                                          ------     ------    ------     ------    ------   -------
Related party revenue..................           2        1,517      1,165     1,340      2,237     3,027     3,482
Publication revenue....................                    3,963      5,801     6,672      8,376    11,809    13,582
Other revenue..........................                    6,126      5,915     6,803     10,185    10,979    12,628
                                                          ------     ------    ------     ------    ------   -------
Total net revenue......................          11       53,002     57,908    66,605     87,530    97,877   112,578
                                                          ------     ------    ------     ------    ------   -------

Cost of sales..........................                   19,183     20,838    23,968     35,320    38,045    43,760

Selling, general and administrative
   expenses............................                    7,883      8,298     9,544     13,844    15,143    17,417

Amortization of programming costs......           3       10,419     11,368    13,075     22,318    25,186    28,969

Depreciation and amortization..........          11        1,994      1,734     1,994      4,116     3,432     3,947
                                                          ------     ------    ------     ------    ------   -------

Operating income ......................          11       13,523     15,670    18,024     11,932    16,071    18,485

Interest expense, net..................         7,8       (5,597)    (5,124)   (5,894)   (11,281)  (10,529)  (12,110)
Foreign exchange gains, net............           9        7,359      2,986     3,434      4,975     5,158     5,932
Other (expense) income, net............          11         (158)      (140)     (161)      (891)      109       125
Minority interest in loss (income) of
   consolidated entities...............                      220         43        49        739        23        26
                                                          ------     ------    ------     ------    ------   -------

Earnings before income taxes...........                   15,347     13,435    15,452      5,474    10,832    12,458
Provision for income taxes.............           6        5,843      6,997     8,048      3,118     6,479     7,452
                                                          ------     ------    ------     ------    ------   -------

Earnings before change in accounting
   principle...........................                    9,504      6,438     7,404      2,356     4,353     5,006

Cumulative effect of a change in
   accounting principle (net of income
   tax of (euro)117)...................           1           --         --        --       (953)       --        --
                                                          ------     ------    ------     ------    ------   -------

Net income.............................                    9,504      6,438     7,404      1,403     4,353     5,006
                                                          ======     ======    ======     ======    ======   =======

Basic and diluted earnings  per share
   before cumulative effect of the
   change in accounting principle......                      0.5        0.3       0.3        0.1       0.2       0.2
                                                          ======     ======    ======     ======    ======   =======
Basic and diluted (loss) per share of
   the change in accounting principle..                       --         --        --         --        --        --
                                                          ======     ======    ======     ======    ======   =======

Basic and diluted earnings per share...                      0.5        0.3       0.3        0.1       0.2       0.2
                                                          ======     ======    ======     ======    ======   =======

          Exchange rate for the convenience translation of the June 30,
             2003 balances is (euro)1.00 to $1.1502 The accompanying
                 notes are an integral part of the consolidated
                              financial statements.

                                 ANTENNA TV S.A.

                           CONSOLIDATED BALANCE SHEETS
                    AS OF DECEMBER 31, 2002 AND JUNE 30, 2003

                      (IN THOUSANDS OF EURO AND US DOLLARS)

                                                                                                        UNAUDITED
                                                                         DECEMBER 31,                    JUNE 30,
                                                                   -----------------------        --------------------
                                                         NOTES        2002           2002          2003          2003
                                                         -----     -------         -------        -------      -------
                                                                   ((EURO))          ($)          ((EURO))       ($)
ASSETS
Current assets:
   Cash and cash equivalents.....................                   89,815         103,306         65,755       75,631
   Marketable equity securities..................           5        3,531           4,061          4,057        4,665
   Accounts receivable, less allowance for
      doubtful accounts of(euro)6,747 in December
      2002 and(euro)7,122 in June 2003...........                   77,715          89,388         96,180      110,626
   Inventories...................................                    2,303           2,649          2,358        2,713
   Due from related parties......................           2       15,799          18,172         17,345       19,950
   Advances to related parties...................           2        3,761           4,326          3,594        4,134
   Advances to third parties.....................                    7,786           8,955          6,221        7,155
   Deferred tax assets...........................           6        4,137           4,758          2,649        3,047
   Prepaid expenses and other current assets.....                      684             787            497       572
   Income and withholding tax advances...........                    1,451           1,669          1,437        1,653
                                                                   -------         -------        -------      -------

      Total current assets.......................                  206,982         238,071        200,093      230,146
                                                                   -------         -------        -------      -------

   Investments...................................                   13,532          15,565         13,532       15,565
   Property and equipment, net...................                   21,319          24,521         23,271       26,767
   Broadcast, transmission and printing
      equipment under capital leases, net........                    4,102           4,718          3,710        4,267
   Deferred charges, net.........................           1        5,559           6,394          4,769        5,485
   Programming costs.............................           3       98,755         113,588         96,012      110,433
   Due from related party........................           2        9,754          11,219          9,439       10,858
   Advances to related parties...................           2          153             176            153          176
   Goodwill......................................           1        5,120           5,889          5,120        5,889
   Other amortizable intangible assets, net......                      474             545            428          492
   Deferred tax assets...........................           6       17,561          20,199         13,587       15,628
   Other assets..................................           4        9,230          10,616          9,222       10,607
                                                                   -------         -------        -------      -------
      Total assets...............................                  392,541         451,501        379,336      436,313
                                                                   =======         =======        =======      =======

     Exchange rate for the convenience translation of the December 31, 2002 and June 30, 2003 balances is (euro)1.00 to $1.1502

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                                 ANTENNA TV S.A.

                           CONSOLIDATED BALANCE SHEETS
                    AS OF DECEMBER 31, 2002 AND JUNE 30, 2003
                      (IN THOUSANDS OF EURO AND US DOLLARS)

                                                                                                      UNAUDITED
                                                                         DECEMBER 31,                  JUNE 30,
                                                                    ---------------------       ---------------------
                                                         NOTES         2002          2002          2003          2003
                                                         -----      -------       -------       -------       -------
                                                                    ((EURO))         ($)        ((EURO))         ($)
LIABILITIES & SHAREHOLDERS' EQUITY
Current liabilities:
   Bank overdrafts and short-term borrowings.....                    17,875        20,560        16,588        19,080
   Current portion of obligations under capital
        leases...................................                       870         1,001           829           954
   Current portion of long-term debt ............           8           489           562           489           562
   Trade accounts, notes and cheques payable.....                    34,790        40,015        36,500        41,982
   Program license payable.......................                    20,723        23,835        15,977        18,377
   Customer advances.............................                     1,174         1,350         1,591         1,830
   Payable to related parties....................           2            23            27            26            30
   Accrued interest..............................                     9,644        11,093         9,201        10,583
   Accrued expenses and other current liabilities                    13,268        15,261        15,787        18,158
   Income taxes payable..........................           6        10,646        12,245         4,889         5,623
   Deferred tax liability........................           6         3,712         4,270         3,919         4,508
                                                                    -------       -------       -------       -------

      Total current liabilities..................                   113,214       130,219       105,796       121,687
                                                                    -------       -------       -------       -------

Long-term liabilities:
   Senior notes..................................           7       212,691       244,637       202,857       233,326
   Long-term obligations under capital leases....                     1,998         2,298         1,560         1,794
   Payable to related parties....................           2           398           458           398           458
   Employee retirement benefits..................                     1,742         2,004         1,761         2,026
   Long-term provisions..........................                       481           553           275           316
                                                                    -------       -------       -------       -------

      Total liabilities..........................                   330,524       380,169       312,647       359,607
                                                                    -------       -------       -------       -------

Minority interests...............................                        66            76            43            49
                                                                    -------       -------       -------       -------
   Shareholders' equity:
   Share capital.................................                     5,825         6,700         5,825         6,700
   Additional paid-in capital....................                    84,270        96,927        84,270        96,927
   Accumulated (deficit).........................                   (28,225)      (32,464)      (23,872)      (27,457)
   Accumulated other comprehensive income .......                        81            93           423           487
                                                                    -------       -------       -------       -------

      Total shareholders' equity.................                    61,951        71,256        66,646        76,657
                                                                    -------       -------       -------       -------
      Total liabilities and shareholders' equity.                   392,541       451,501       379,336       436,313
                                                                    =======       =======       =======       =======

     Exchange rate for the convenience translation of the December 31, 2002 and June 30, 2003 balances is (euro)1.00 to $1.1502

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                                 ANTENNA TV S.A.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                     FOR THE SIX MONTHS ENDED JUNE 30, 2003
                             (IN THOUSANDS OF EURO)

                                                                     ACCUMULATED (DEFICIT)
                                 -----------------------------------------------------------------------------------------------
                                                        LEGAL,
                                                       TAX FREE                           ACCUMULATED
                                          ADDITIONAL      AND                                OTHER
                                  SHARE     PAID-IN      OTHER    ACCUMULATED             COMPREHENSIVE    GRAND   COMPREHENSIVE
                                 CAPITAL    CAPITAL    RESERVES    (DEFICIT)      TOTAL      INCOME        TOTAL      INCOME
                                 -------  ----------   --------   -----------    -------  -------------   ------   -------------

BALANCE DECEMBER 31, 2002...       5,825     84,270       2,224      (30,449)    (28,225)          81     61,951          --
Net income for the six
  months (unaudited)........          --         --          --        4,353       4,353           --      4,353       4,353
Unrealized gain on
  available for sale
  equity securities, net
  of tax charge(euro)182
  (unaudited) ..............          --         --          --           --          --          342        342         342
Total comprehensive                                                                                                    -----
  income (unaudited)........          --         --          --           --          --           --         --       4,695
BALANCE JUNE 30, 2003              -----     ------       -----      -------     -------          ---     ------       =====
  (UNAUDITED)...............       5,825     84,270       2,224      (26,096)    (23,872)         423     66,646
                                   =====     ======       =====      =======     =======          ===     ======


                   The accompanying notes are an integral part
                    of the consolidated financial statements.

                                 ANTENNA TV S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2003
                      (IN THOUSANDS OF EURO AND US DOLLARS)

                                                                UNAUDITED SIX MONTHS ENDED JUNE 30,
                                                           -------------------------------------------
                                                              2002              2003              2003
                                                           -------            ------           -------
                                                           ((EURO))          ((EURO))             ($)
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income....................................            1,403             4,353             5,006

ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
   Gain from repurchase of Senior Notes..........             (372)             (183)             (210)
   Cumulative effect of a change in accounting
        principle................................              953                --                --
   Deferred income taxes.........................           (6,131)            5,487             6,311
   Minority interest on acquired entities........             (739)              (23)              (26)
   Amortization of debt issuance expenses........              663               536               617
   Write down in marketable equity securities                1,162                --                --
   Depreciation of property and equipment and
        capital leases and amortization of
        programming costs, goodwill and other
        intangibles..............................           26,434            28,618            32,916
   Provision for employee retirement benefits....              109                20                23
CHANGE IN CURRENT ASSETS AND LIABILITIES
   (Increase) in accounts and other receivable...           (9,340)          (18,464)          (21,237)
   Decrease (Increase) from/due to related
        parties .................................              591            (1,067)           (1,227)
   (Increase) in programming costs...............          (24,437)          (27,006)          (31,062)
   (Increase) decrease in prepaid and licensed
        programming expenditures.................           (2,366)            4,564             5,250
   (Decrease) increase in trade accounts, notes
        and cheques payable......................           (1,516)            1,710             1,966
   (Decrease) in licensed program payable........           (1,102)           (4,745)           (5,458)
   (Increase) in inventories.....................             (299)              (56)              (64)
   Increase in customer advances.................               --               418               481
   (Decrease) increase in accrued expenses and
        other liabilities........................           (1,059)            2,075             2,386
   Increase (decrease) in income taxes payable...            7,719            (5,757)           (6,622)
   Other, net....................................            1,819             1,570             1,806
                                                           -------            ------           -------
         Total adjustments.......................           (7,911)          (12,303)          (14,150)
                                                           -------            ------           -------

NET CASH (USED) IN OPERATING ACTIVITIES..........           (6,508)           (7,950)           (9,144)
                                                           -------            ------           -------

CASH FLOWS FROM INVESTING ACTIVITIES
   (Acquisition) of businesses, net of cash......             (151)             (135)             (156)
   Purchase of fixed assets......................           (2,097)           (4,812)           (5,535)
                                                           -------            ------           -------
NET CASH (USED) IN INVESTING ACTIVITIES..........           (2,248)           (4,947)           (5,691)
                                                           -------            ------           -------

CASH FLOW FROM FINANCING ACTIVITIES
   Debt issuance costs                                         (20)               --                --
   Redemption of Senior Notes....................           (2,050)           (3,470)           (3,991)
   (Decrease) in bank overdrafts and short term
        borrowings, net..............................         (396)           (1,287)           (1,481)
     Decrease in restricted cash.................               39                --                --
   Repayments of capital lease obligations.......             (556)             (480)             (552)
                                                           -------            ------           -------
NET CASH (USED) IN FINANCING ACTIVITIES..........           (2,983)           (5,237)           (6,024)
                                                           -------            ------           -------

Effect of exchange rate changes on cash..........           (8,312)           (5,926)           (6,816)
(Decrease) in cash...............................          (20,051)          (24,060)          (27,675)
Cash at beginning of year........................          104,597            89,815           103,306
                                                           -------            ------           -------
CASH AT END OF PERIOD............................           84,546            65,755            75,631
                                                           =======            ======           =======

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
   Cash paid for interest........................           12,314            10,725            12,336
   Cash paid for income taxes....................            2,728             5,520             6,349

       Exchange rate for the convenience translation of the June 30, 2003 balances is(euro)1.00 to $1.1502

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA
                         AND WHERE OTHERWISE INDICATED)


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

         The consolidated financial statements and related notes at June 30, 2003 and for the six months ended June 30, 2002 and 2003 are unaudited and prepared in conformity with the accounting principles applied in the Company's 2002 Annual Report on Form 20-F for the year ended December 31, 2002. In the opinion of management, such interim financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results for such periods. The results of operations for the six months ended June 30, 2003 are not necessarily indicative of the results to be expected for the full year or any other interim period.

BUSINESS COMBINATIONS AND GOODWILL AND OTHER INTANGIBLE ASSETS

         On January 1, 2002, the Company adopted Financial Accounting Standards Board (the "FASB") Statement No. 141, BUSINESS COMBINATIONS, and Statement No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF.

         Upon adoption of SFAS No. 141 and SFAS No. 142, the Company evaluated its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and made any necessary reclassifications required by SFAS No. 141. Upon the adoption of SFAS No. 142, the Company reassessed the useful lives and residual values of all intangible assets acquired in purchase business combinations. In addition, to the extent an intangible asset was identified as having an indefinite useful life, the Company tested the intangible asset for impairment in accordance with the provisions of SFAS No. 142 during the first quarter 2002.

         In connection with the transitional goodwill impairment evaluation, SFAS No. 142 required the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. To the extent a reporting unit's carrying amount exceeded its fair value, an indication existed that the reporting units goodwill was impaired. In the second step, the Company compared the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which would be measured as of the date adoption. During the quarter ended March 31, 2002, the Company completed its impairment review, which indicated that there was an impairment loss resulting from the initial application of these statements. The transitional impairment loss of
(euro)953 ($1,096), net of tax as a cumulative effect of a change in accounting principle.

         The changes in the carrying amount of goodwill and other intangible assets as at December 31, 2002 and for the six months ended June 30, 2003 are as follows:

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA
                         AND WHERE OTHERWISE INDICATED)

                                                                                OTHER
                                                                             AMORTIZABLE
                                                                             INTANGIBLE
                                                               GOODWILL         ASSETS
                                                               --------         ------
Balance January 1, 2001..................................        5,856           702
Other intangible assets acquired during 2002, net........           --           107
Impairment losses upon initial application...............        (736)          (335)
                                                               --------         ------
Balance December 31, 2002................................        5,120           474
                                                               ========         ======

                                                                                 OTHER
                                                                              AMORTIZABLE
                                                                              INTANGIBLE
                                                               GOODWILL         ASSETS
                                                               --------         ------
Balance January 1, 2003..................................        5,120           474

Other intangible assets acquired during six months, net..           --           (46)
                                                               --------         ------
Balance June 30, 2003....................................        5,120           428
                                                               ========         ======

PRINCIPLES OF CONSOLIDATION AND ACCOUNTING FOR INVESTMENT

         The consolidated financial statements of the Company include all of its significant majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

         Investments in which the Company does not own a controlling interest or for which the minority shareholders have significant veto rights over operating decisions (participating rights requiring unanimous shareholder approval, including: transactions in excess of (euro)59, operating budgets, senior management positions, borrowing and amendments to contractual obligations) are accounted for using the equity method. Under the equity method, only Antenna's investment in and amounts due to and from the equity investee are included in the consolidated balance sheet and only Antenna's share of the investee's earnings is included in the consolidated operating results.

         Investments in companies in which Antenna does not have a controlling interest, or an ownership and voting interest so large as to exert significant influence, are accounted for at market value if the investments are publicly traded. If the investment is not publicly traded then the investment is accounted for at cost.

         Marketable equity securities are classified as "available-for-sale" and are recorded at fair value with unrealized gains and losses, net-of-tax, included in stockholders' equity under other comprehensive income (loss) until the investment is sold, at which time the realized gain or loss is included in income. Dividends and other distributions from both market-value and cost-method investments are included in income when declared.

         The Company continually reviews its investments to determine whether a decline in fair value below the cost basis is other-than-temporary. If the decline in fair value is judged to be other-than-temporary, the cost basis of the security is written down to fair value and the amount of the write-down is included in the consolidated statements of operations.

DEFERRED CHARGES

         The expenses incurred in connection with the issuance and distribution of the Company's 9% Senior Notes due 2007 issued on August 12, 1997 (the "2007 Notes") (see Note 7), were capitalized and are amortized on a straight-line basis over the term of the 2007 Notes. The expenses incurred in the

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA
                         AND WHERE OTHERWISE INDICATED)

connection with issuance and distribution of the Company's 9 3/4% Senior Notes due 2008, issued on June 18, 2001 (the "2008 Notes") were capitalized and are being amortized over the term of the 2008 Notes. Amortization for the six months ended June 30, 2002 and 2003 totaled (euro)663 and (euro)536 respectively, and is included in interest expense in the accompanying unaudited consolidated statements of operations for the six months ended June 30, 2002 and 2003.


COMPREHENSIVE INCOME (LOSS)

         Comprehensive income (loss) is as follows:

                                                UNAUDITED        UNAUDITED       UNAUDITED         UNAUDITED
                                              THREE MONTHS     THREE MONTHS      SIX MONTHS       SIX MONTHS
                                                  ENDED            ENDED           ENDED             ENDED
                                             JUNE 30, 2002     JUNE 30, 2003    JUNE 30, 2002    JUNE 30, 2003
                                             -------------     -------------    -------------    -------------
Net income                                           9,504             6,438            1,403            4,353
Unrealized (loss) gain on available for
sale equity securities, net                           (491)              996             (491)             342
                                             -------------     -------------    -------------    -------------
Comprehensive income                                 9,013             7,434              912            4,695
                                             =============     =============    =============    =============


NEW ACCOUNTING PRONOUNCEMENTS

         SFAS NO. 145

         In April 2002, the FASB issued Statement No. 145, RESCISSION OF THE FASB STATEMENTS NO. 4, 44, AND 64, AMENDMENT OF THE FASB STATEMENT NO. 13, AND TECHNICAL CORRECTIONS. The Statement updates, clarifies and simplifies existing accounting pronouncements. SFAS No. 145 rescinds Statement 4, which required all gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in Opinion 30 will now be used to classify those gains and losses. SFAS No. 64 amended SFAS No. 4 and is no longer necessary because SFAS No. 4 has been rescinded.

         The provisions of this standard are effective for fiscal years beginning after May 15, 2002. Gains or losses on extinguishments of debt that were classified as extraordinary in prior years shall be reclassified upon adoption of this statement. Early application of this statement may be as of the beginning of the fiscal year or as of the beginning of the interim period in which this statement is issued. The Company adopted this standard in the second quarter of 2002 and has reclassified prior periods extraordinary gains to other income (expense) on the repurchase of certain of its Senior Notes amounting to
(euro)372 for the three months ended March 31, 2002. There was no repurchase of Senior Notes for the three months ended June 30, 2002.


         ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES.

         In June 2002, the FASB issued Statement No. 146, ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3., "LIABILITY RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFITS AND OTHER COSTS TO EXIT AN ACTIVITY (INCLUDING CERTAIN COSTS INCURRED IN A RESTRUCTURING)".

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA
                         AND WHERE OTHERWISE INDICATED)

         SFAS No. 146 applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS No. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS. Those costs include, but are not limited to: termination benefits provided to current employees that are involuntarily terminated under the terms of a benefit arrangement that, in substance, is not an ongoing benefit arrangement or an individual deferred compensation contract; costs to terminate a contract that is not a capital lease and costs to consolidate facilities or relocate employees. SFAS No. 146 does not apply to costs associated with the retirement of long lived assets covered by the FASB Statement No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS.

         Generally a liability for exit or disposal activity costs shall be recognized and measured at its fair value in the period in which the liability is incurred (except for a liability for one-time termination benefits that is incurred over time). In the unusual circumstances in which fair value cannot be reasonably estimated, the liability shall be recognized in the period in which the fair value can be reasonably estimated.

         The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002. The adoption of this statement did not have a significant impact on the Company's consolidated results of operations or financial position.


         FASB INTERPRETATION NO. 45.

         In November 2002, the FASB issued Interpretation No. 45, "GUARANTORS'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS OF OTHERS". Interpretation No. 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under the guarantee. The disclosure provisions of Interpretation No. 45 are effective for financial statements of annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The application of Interpretation No. 45 did not have a material impact on the Company's consolidated results of operations or financial position.

         SFAS NO. 148.

          In December 2002, the FASB issued Statement No. 148, "ACCOUNTING FOR STOCK BASED COMPENSATION - TRANSITION AND Disclosure". This statement amends FASB Statement No. 123, "ACCOUNTING FOR STOCK BASED COMPENSATION", to provide alternative methods of transition to SFAS 123's fair value method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure in the summary of significant accounting polices of the effects of an entity's accounting policy with respect to stock based employee compensation on reported net income and earnings per share in annual financial statements. SFAS No. 148's amendment of the transition and annual disclosure requirements are effective for fiscal years ended after December 15, 2002. Presently the Company has no stock-based compensation awards to its employees and directors.

         FASB INTERPRETATION NO. 46.

         In January 2003, the FASB issued Interpretation No. 46 "CONSOLIDATION OF VARIABLE INTEREST ENTITIES, AN INTERPRETATION OF ARB NO. 51". Interpretation No. 46 addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation No. 46. Interpretation No. 46 applies immediately to variable interest in variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains on interest after that date. It applies in the fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA
                         AND WHERE OTHERWISE INDICATED)

variable interest that it acquired before February 1, 2003. The Company believes that the impact of Interpretation No. 46 on its consolidated operating results or financial position will be immaterial.

         SFAS NO. 149

         In April 2003, FASB issued Statement No. 149, "AMENDMENT OF STATEMENT 133 ON DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES". SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES" ("SFAS No. 133"). SFAS No. 149 requires that contracts with comparable characteristics be accounted for similarly as this will result in more consistent reporting of contracts as either derivatives or hybrid instruments. SFAS No. 149 is effective on a prospective basis for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. The provisions of SFAS No. 149 that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, paragraphs 7(a) and 23(a) of SFAS No. 149, which relate to forward purchases or sales of WHEN-ISSUED securities or other securities that do not yet exist, should be applied to both existing contracts and new contracts entered into after June 30, 2003. Presently we have no derivative instruments or hedging activities.

         SFAS  NO. 150

         In May 2003, No. 150, "ACCOUNTING OF CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY". SFAS No. 150 establishes standards on how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, "ELEMENTS OF FINANCIAL STATEMENTS". SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. For financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption, the effect will be reported as a cumulative effect of a change in accounting principle. Restatement is not permitted. The Company has not yet determined the impact of SFAS No. 150 on its consolidated operating results or financial position.


TRANSLATIONS OF EURO INTO U.S. DOLLARS

         The consolidated financial statements are stated in euro. The translations of euro into U.S. Dollars are included solely for the convenience of the reader, using the noon buying rate in New York City on June 30, 2003, which was (euro)1.00 to $1.1502 The convenience translations should not be construed as representations that the euro amounts have been, could have been, or could in the future be, converted into U.S. Dollars at this or any other rate of exchange.

2.       DUE FROM RELATED PARTIES

         The Company sells advertising spots, licensing and distribution rights to certain related parties in the ordinary course of business. Furthermore, the Company also derives revenue from related parties by charging fees for the use of the Company's production facilities and technical and administrative services for the production of infomercials. Such related parties consist of companies, which have common

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA
                         AND WHERE OTHERWISE INDICATED)

ownership and/or management with the Company. The Company believes that, in each case, the terms of such transactions are no less favorable than those that would be attainable by the Company in the ordinary course from unaffiliated third parties under similar circumstances.

         Balances from related companies are as follows:

                                                    DECEMBER 31,    UNAUDITED
                                                        2002      JUNE 30, 2003
                                                    -----------   -------------
ACCOUNTS RECEIVABLE
     Current:
         Antenna Satellite.......................         2,781           2,694
         Epikinonia EPE..........................         1,190           1,425
         Antenna TV Ltd. (Cyprus)................         5,926           6,028
         Antenna Satellite Radio.................           389              --
         Echos and Rhythmos EPE..................           690             984
         Makedonia TV S.A........................         4,823           6,214
                                                    -----------   -------------
                                                         15,799          17,345
                                                    ===========   ==============
     Long-term:
         Antenna Satellite.......................         9,754           9,439
                                                    ===========   ==============
ADVANCES
     Current:
         Epikinonia EPE..........................           667             442
         Echos and Rhythmos EPE..................         2,237           2,361
         Makedonia TV S.A........................           621             623
         Catalogue Auctions Hellas S.A...........           236             168
                                                    -----------   -------------
                                                          3,761           3,594
                                                    ===========   ==============
     Long-term:
         JVFM--Epikinonia........................            53              53
         Epikinonia Ltd..........................           100             100
                                                    -----------   -------------
                                                            153             153
                                                    ===========   ==============
ACCOUNTS PAYABLE
     Current:
         Makedonia TV SA.........................            12              12
         Echos and Rhythmos EPE..................            11              14
                                                    -----------   -------------
                                                             23              26
                                                    ===========   ==============
     Long-term:
         Payable to minority shareholders of
           Daphne Communications SA .............           398             398
                                                    ===========   ==============

                                                                         UNAUDITED REVENUE
                                                                        FROM RELATED PARTIES
                                                       -------------------------------------------------------
                                                       THREE MONTHS   THREE MONTHS    SIX MONTHS    SIX MONTHS
                                                          ENDED          ENDED          ENDED          ENDED
                                                         JUNE 30,       JUNE 30,       JUNE 30,       JUNE 30,
                                                           2002           2003           2002           2003
                                                       ------------   ------------    ----------    ----------
Epikinonia Ltd. (Production facilities and
     technical and administrative services)....                 196            215           365           363
Antenna Satellite TV (USA) Inc. (License and
     technical fees)...........................                 213            268           511           877
Antenna TV Ltd. (Cyprus) (Royalties)...........                 929            297         1,101           446
Echos and Rhythmos EPE.........................                  81            159           109           237
Makedonia TV S.A...............................                  98            226           151         1,104
                                                       ------------   ------------    ----------    ----------
                                                              1,517          1,165         2,237         3,027
                                                       ============   ============    ==========    ==========

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA
                         AND WHERE OTHERWISE INDICATED)


3.       PROGRAMMING COSTS

         The following table sets forth the components of the programming costs, net of amortization:

                                                    DECEMBER 31,      UNAUDITED
                                                        2002       JUNE 30, 2003
                                                    -----------    -------------
Produced programming..............................       68,399           70,424
Purchased sports rights...........................        2,488            2,285
Licensed program rights...........................       17,593           17,208
Prepaid license program rights....................        8,066            4,470
Prepaid produced programs and sports..............        2,209            1,625
                                                    -----------    -------------
                                                         98,755           96,012
                                                    ===========    =============

4.       OTHER ASSETS

         Other assets are analyzed as follows:

                                                    DECEMBER 31,      UNAUDITED
                                                        2002       JUNE 30, 2003
                                                    -----------    -------------
Advance for the right to acquire an interest
    in Macedonia TV......... ...................          8,804            8,804
Guarantee deposits..............................            426              418
                                                    -----------    -------------
                                                          9,230            9,222
                                                    ===========    =============

         On February 24, 2000 the Company advanced (euro)8,804 in exchange for the right to acquire a controlling interest in Macedonia TV, one of the six Greek commercial TV broadcasters with a nationwide license. This right gives Antenna the ability to acquire a 51% interest in Macedonia TV from its three shareholders for a total consideration equal to the advance payment. The Company may acquire this interest by February 2006, but may only do so if and when Greek law permits a broadcaster and/or its shareholders to own or control two licensed free-to-air television broadcast companies. If the interest is not acquired or the right of acquisition not extended, Antenna will be refunded all amounts paid and will be granted a right of first refusal over any future transfers of the 51% interest.

5.       INVESTMENTS

                                                    DECEMBER 31,      UNAUDITED
                                                        2002       JUNE 30, 2003
                                                    -----------    -------------
Equity method investments.........................           15               15
Cost method investment............................       13,517           13,517
                                                    -----------    -------------
                                                         13,532           13,532
                                                    ===========    =============


Available-for-sale equity securities:
     Cost ........................................        3,408            3,408
     Unrealized gain..............................          123              649
                                                    -----------    -------------
                                                          3,531            4,057
                                                    ===========    =============

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA
                         AND WHERE OTHERWISE INDICATED)


         EQUITY-METHOD INVESTMENTS

         Represents a 40% interest in Antenna Optima S.A.

         COST-METHOD INVESTMENT

         Represents a 5% interest in NetMed NV which the Company acquired on October 8, 2001. NetMed NV is a provider of pay-television services in Greece and Cyprus and currently provides analog and digital services.

         AVAILABLE-FOR-SALE EQUITY SECURITIES

         During 2000, the Company acquired a 14.49% interest in Euroholdings Capital & Investment Corp. (previously known as Athenian Capital Holdings S.A.) in various open market transactions for an aggregate purchase price of
(euro)45.6 million. In previous periods, the decline in fair value of (euro)42.2 million was judged to be other-than-temporary and the cost basis was written-down to (euro)3.4 million.


6.       DEFERRED INCOME TAXES

         The deferred income taxes relate to the temporary differences between the book values and the tax bases of assets and liabilities. Significant components of the Company's deferred tax liabilities and assets as at December 31, 2002 and June 30, 2003 are summarized below:

                                                    DECEMBER 31,     UNAUDITED
                                                        2002      JUNE 30, 2003
                                                    -----------   -------------
Deferred tax liabilities:
     Intangible and tangible assets...............          215             423
     Programming costs............................        7,033           7,360
     Deferred charges.............................          639             770
     Leased assets................................        1,185           1,066
     Customer advances and accounts payable.......          276             251
     Other........................................          653           1,096
                                                    -----------   -------------
Gross deferred tax liabilities....................       10,001          10,966
                                                    -----------   -------------
Deferred tax assets:
     Property and equipment.......................          100             134
     Start up costs...............................        2,712           2,586
     Long term liability..........................           45              45
     Long term lease liability....................          400             313
     Short-term lease liability...................          314             286
     Long-term receivables........................          674             674
     Accounts receivable..........................        2,269           2,521
     Employee retirement benefits.................          494             615
     Other assets.................................        3,711           2,514
     Marketable equity securities.................       14,304          10,606
     Accrued expenses and other provisions........          259             701
     Net operating losses.........................        4,993           5,671
                                                    -----------   -------------
Gross deferred tax assets.........................       30,275          26,666
                                                    -----------   -------------
Less: Valuation allowance                                (2,288)         (3,383)
                                                    -----------   -------------
Net deferred tax assets...........................       17,986          12,317
                                                    ===========   =============

         Deferred tax assets were reduced by a valuation allowance primarily relating to the tax benefits attributable to net operating losses and start-up costs related to Daphne, VIPS 24 and Nova Bulgaria, where it is not expected that these losses and benefits will be utilized and fully reverse before expiration.

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA
                         AND WHERE OTHERWISE INDICATED)


         The classification of deferred income taxes in the accompanying balance sheets is as follows:

                                                                    UNAUDITED
                                              DECEMBER 31, 2002   JUNE 30, 2003
                                              -----------------   -------------
Net current deferred tax liability............           (3,712)         (3,919)
                                              -----------------   -------------
Net current deferred tax asset................            4,137           2,649
                                              -----------------   -------------
Net non-current deferred tax asset............           17,561          13,587
                                              -----------------   -------------

         The provision for income taxes reflected in the accompanying statements of operation is analyzed as follows:

                                        UNAUDITED THREE MONTHS ENDED         UNAUDITED SIX MONTHS ENDED
                                       -------------------------------     -----------------------------
                                       JUNE 30, 2002     JUNE 30, 2003     JUNE 30, 2002   JUNE 30, 2003
                                       -------------     -------------     -------------   -------------
Current...........................             9,117               920             9,249             992
Deferred income taxes.............            (3,274)            6,077            (6,131)          5,487
                                       -------------     -------------     -------------   -------------
Provision for income taxes........             5,843             6,997             3,118           6,479
                                       =============     =============     =============   =============

         The reconciliation of the provision for income taxes to the amount determined by the application of the Greek statutory tax rate of 35% in 2001 and 2002, to pre-tax income is summarized as follows:


                                                    UNAUDITED THREE MONTHS ENDED   UNAUDITED SIX MONTHS ENDED
                                                   -----------------------------  ----------------------------
                                                   JUNE 30, 2003   JUNE 30, 2002  JUNE 30, 2002  JUNE 30, 2003
                                                   -------------   -------------  -------------- -------------
Tax provision at statutory rate..................          5,371           4,693           1,915         3,791
Effect of change in tax rate.....................             --              --             322            --
Goodwill and other amortizable intangible assets.
                                                             (11)             34              34            63
Interest income..................................             (6)            (51)            (38)          (64)
Effect of minority interest......................            (77)              8            (259)           (8)
Disallowed prior period expenses, non-deductible
     general expenses and additional taxes.......            150           1,597             334         1,727
Loss (income) not subject to income tax..........            (30)            (85)            (46)         (125)
Increase in valuation allowance..................            446             801             856         1,095
                                                   -------------   -------------  -------------- -------------
                                                           5,843           6,997           3,118         6,479
                                                   =============   =============  ============== =============

         Interest income is taxed at a lower rate (15%) than operating income. Disallowed prior period expenses relate to invoices for goods or services that were not received prior to the preparation of the tax returns and that relate to prior year expenses (I.E., invoices received in February that relate to services rendered in December of prior year). Non-deductible expenses relate primarily to certain car, meals and entertainment expenses.

         In Greece, amounts reported to the tax authorities are provisional until such time as the tax authorities inspect the books and records of an entity. Greek tax laws and related regulations are subject to interpretation by the tax authorities. The Company and the majority of its subsidiaries have been inspected by the tax authorities up to 2000. Due to the way additional taxes are assessed in Greece, the ultimate outcome of additional tax assessments for the open tax years may vary from the amounts accrued and consequently a change to operations over the above the amounts accrued may be required.

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA
                         AND WHERE OTHERWISE INDICATED)


         During the three months ended June 30, 2002, the deferred tax assets and liabilities were re-measured and the total effect of the change in the tax rate was a charge of (euro)322, recorded as a tax expense in the consolidated statements of operation. There was no re-measurement for the three months ended June 30, 2002 and for the three months ended June 30, 2003.

7.       SENIOR NOTES

                                                                                               UNAUDITED
                                                                        DECEMBER 31, 2002     JUNE 30, 2003
                                                                        -----------------     -------------
Senior notes due 2007 (the "2007 Notes") issued on August 12,
     1997. Interest on the 2007 Notes is paid semi-annually in
     February and August, commencing February 1, 1998, at a rate of 9% per annum. The 2007 Notes are redeemable, in whole
     or in part, at the option of the Company at any time on or
     after August 1, 2002........................................                  68,941            61,107

Senior notes due 2008 (the "2008 Notes") issued on June 18, 2001.
     Interest on the 2008 Notes is paid semi-annually in July and
     January, commencing January 1, 2002, at a rate of 9.75% per annum. The 2008 Notes are redeemable, in whole or in part, at the option of the Company at any time on or
     after July 2005.............................................                 143,750           141,750
                                                                        -----------------     -------------
                                                                                  212,691           202,857
                                                                        =================     =============

         The 2007 Notes were issued in an aggregate face amount of US$115,000 and mature on August 1, 2007. The 2008 Notes were issued in an aggregate face amount of (euro)150,000 and mature on July 1, 2008.

         Interest expense for the three and six months ended June 30, 2002 and 2003 totaled (euro)5,247, (euro)10,798 and (euro)4,632, (euro)9,693, respectively, and is included in interest expense in the accompanying consolidated statements of operations.

         On February 19, 2002 the Company repurchased (euro)2.5 million ($2.9 million), of the 2008 Notes, with accrued interest of (euro)33 ($38.0), respectively to the date of repurchase. On March 31, 2003, the Company repurchased (euro)2 million ($2.3 million) of the 2008 Notes with accrued interest of (euro)49 ($56.0) to the date of repurchase.

         The early extinguishing of the 2008 Notes resulted in the following:

                                           UNAUDITED THREE MONTHS ENDED     UNAUDITED SIX MONTHS ENDED
                                           ----------------------------    -----------------------------
                                           JUNE 30, 2003  JUNE 30, 2002    JUNE 30, 2002   JUNE 30, 2003
                                           -------------  -------------    -------------   -------------
Discount on prepayment of Senior Notes..              --             --              449             300
Write--off of related unamortized debt
     issuance costs.....................              --             --              (77)            (76)
                                           -------------  -------------    -------------   -------------
Gain ...................................              --             --              372             224
                                           =============  =============    =============   =============

         On May 14, 2003, the Company repurchased (euro)1.7 million ($2.0 million) of the 2007 Notes, with accrued interest of (euro)46 ($53.0) to the date of repurchase.

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA
                         AND WHERE OTHERWISE INDICATED)


         The early extinguishing of the 2007 Notes resulted in the following:

                                           UNAUDITED THREE MONTHS ENDED     UNAUDITED SIX MONTHS ENDED
                                           ----------------------------    -----------------------------
                                           JUNE 30, 2003  JUNE 30, 2002    JUNE 30, 2002   JUNE 30, 2003
                                           -------------  -------------    -------------   -------------
Discount on prepayment of Senior Notes..              --            137               --             137
Write-off of related unamortized debt
     issuance costs.....................              --           (178)              --            (178)
                                           -------------  -------------    -------------   -------------
Gain ...................................              --            (41)              --             (41)
                                           =============  =============    =============   =============

         In accordance with SFAS No. 145, the gain for the three and six months ended June 30, 2002 and 2003, has been recorded in other income (expenses), net.

         The indebtedness evidenced by the 2007 and the 2008 Notes constitutes a general unsecured senior obligation of the Company and ranks PARI PASSU in right of payment with all other senior indebtedness and senior in right of payment to all subordinated indebtedness of the Company. The indentures with respect to the 2007 and the 2008 Notes contain certain covenants and restrictions that, among other things, limit the type and amount of additional indebtedness that may be incurred by the Company and impose certain limitations on investments, loans and advances, sales or transfers of assets, dividends and other payments, the ability of the Company to enter into sale-leaseback transactions, certain transactions with affiliates, certain mergers and limitation of business activities.

8.       LONG-TERM DEBT

                                                                                 UNAUDITED
                                                                  DECEMBER 31,    JUNE 30,
                                                                         2002        2003
                                                                  ------------    --------
Loan of (euro)978, due in annual installments of (euro)489,
     bearing interest at variable rates (4.9%, 5% and 4%, 4.7%
     for the three and six months ended June 30, 2002 and 2003,
     respectively) and due in 2003. Guaranteed by the Company...         489          489
Less: Current portion...........................................        (489)        (489)
                                                                  ------------    --------
                                                                          --           --
                                                                  ============    ========


         Interest expenses for the three and six months ended June 30, 2002 and 2003 amounted to (euro)14, (euro)33 and (euro)7, (euro)12, respectively.

9.       FOREIGN EXCHANGE GAINS (LOSSES)

         Foreign exchange gains (losses) included in the consolidated statements of operations are analyzed as follows:

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA
                         AND WHERE OTHERWISE INDICATED)


                                           UNAUDITED THREE MONTHS ENDED     UNAUDITED SIX MONTHS ENDED
                                           ----------------------------    -----------------------------
                                           JUNE 30, 2003  JUNE 30, 2002    JUNE 30, 2002   JUNE 30, 2003
                                           -------------  -------------    -------------   -------------
Unrealized foreign exchange gain on
     Senior Notes (US$)...............            10,113          3,290            8,306           5,926

Unrealized foreign exchange (loss) and
     gain and on cash, receivables and
     payables denominated in foreign
     currencies (US$) and realized
     (losses) gains on transactions,
     net..............................            (2,754)          (304)          (3,331)           (768)
                                           -------------  -------------    -------------   -------------
                                                   7,359          2,986            4,975           5,158
                                           =============  =============    =============   =============


10.      OTHER INCOME (EXPENSE), NET

                                           UNAUDITED THREE MONTHS ENDED     UNAUDITED SIX MONTHS ENDED
                                           ----------------------------    -----------------------------
                                           JUNE 30, 2003  JUNE 30, 2002    JUNE 30, 2002   JUNE 30, 2003
                                           -------------  -------------    -------------   -------------
Other than temporary (loss) from
     marketable securities (see note 5) .             --             --           (1,162)             --
Other (loss), net........................           (158)           (99)            (101)            (74)
Gain on repurchase of senior notes.......             --            (41)             372             183
                                           -------------  -------------    -------------   -------------
                                                    (158)          (140)            (891)            109
                                           =============  =============    =============   =============

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA
                         AND WHERE OTHERWISE INDICATED)


11.      SEGMENT INFORMATION

         The Company's reportable segments are Television, Radio, Pay Television, Journalism Magazines and Internet Services and Music Records. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Identifiable assets by segments are those assets that are used in the operation of that business. Sales are attributed to countries based on selling location.

         Three months ended June 30, 2002:

                                                                UNAUDITED THREE MONTHS ENDED JUNE 30, 2002
                                --------------------------------------------------------------------------------------------------
                                                          PAY                             MUSIC           INTERSEGMENT     TOTAL
                                TELEVISION     RADIO   TELEVISION PUBLICATIONS INTERNET RECORDING   OTHER  ELIMINATION  CONSOLIDATED
                                ----------     -----   ---------- ------------ -------- ---------   -----  -----------  ------------
Advertising revenue........         37,489     1,397           --        2,510       --        --      --           --       41,396

Related party sales........          1,990        76           --           56        8        10      --         (623)        1,517

Publication revenue........             --        --           --        3,963       --        --      --           --        3,963

Other revenue..............          1,469        --          119          683      308       707   2,850          (10)       6,126
                                ----------     -----   ---------- ------------ -------- ---------   -----  -----------  ------------
Total revenues...............       40,948     1,473          119        7,212      316       717   2,850         (633)      53,002

Cost of Sales................       10,157       532           51        6,505       31       559   1,441          (93)      19,183

Related party cost of sales              6        --           --            3        1        --     558         (568)          --

Selling, general and
     administrative expenses         5,022       584            5          993      258       442     579           --        7,883

Related party selling,
     general and
     administrative expenses            12         3           --           41        1        24       5          (86)          --

Depreciation and amortization          726        29           25          726      337        --      98           53        1,994

Amortization of programming
     costs...................       10,419        --           --           --       --        --      --           --       10,419
                                ----------     -----   ---------- ------------ -------- ---------   -----  -----------  ------------
Operating income (loss)......       14,606       325           38       (1,056)    (312)     (308)    169           61       13,523

Interest expense, net........       (5,129)      (18)         (16)        (437)      --         1       2           --       (5,597)

Foreign exchange gains
     (losses), net ..........        7,255        18           90           (4)      --        --      --           --        7,359


Other income (expense), net          (129)         4          (24)           1      (11)       --       1           --         (158)
Minority interest in loss of
     consolidated entities,
     net.... ................           --        --           --           --       --        --      --          220          220
                                ----------     -----   ---------- ------------ -------- ---------   -----  -----------  ------------
Income (loss) before tax.....       16,603       329           88       (1,496)    (323)     (307)                 281       15,347
Cumulative effect of a change
     in accounting principle
     (net of income taxes of
     (euro)117) .............           --        --           --           --       --        --      --           --           --
                                ----------     -----   ---------- ------------ -------- ---------   -----  -----------  ------------
Net Income (loss)............        9,972       212           86         (987)    (323)     (199)    464          279        9,504
                                ----------     -----   ---------- ------------ -------- ---------   -----  -----------  ------------

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA
                         AND WHERE OTHERWISE INDICATED)


         Six months ended June 30, 2002:

                                                                UNAUDITED SIX MONTHS ENDED JUNE 30, 2002
                                --------------------------------------------------------------------------------------------------
                                                          PAY                             MUSIC           INTERSEGMENT     TOTAL
                                TELEVISION     RADIO   TELEVISION PUBLICATIONS INTERNET RECORDING   OTHER  ELIMINATION  CONSOLIDATED
                                ----------     -----   ---------- ------------ -------- ---------   -----  -----------  ------------
Advertising revenue............     60,483     2,280           --        3,969       --        --      --           --       66,732

Related party sales............      3,085       107           --          123       21        10      --       (1,109)       2,237

Publication revenue............         --        --           --        8,376       --        --      --           --        8,376

Other revenue..................      2,439        13          243        1,054      398     1,276   4,772          (10)      10,185
                                ----------     -----   ---------- ------------ -------- ---------   -----  -----------  ------------
Total revenues.................     66,007     2,400          243       13,522      419     1,286   4,772       (1,119)      87,530

Cost of Sales..................     18,890       986          102       11,909      127       858   2,599         (151)      35,320

Related party cost of sales....          8        --           --           25        1        --     979       (1,013)          --

Selling, general and
     administrative expenses...      8,648     1,306           11        2,025      479       552     823           --       13,844

Related party selling,
     general and
     administrative expenses...         16        15           --           58        1        26       8         (124)          --

Depreciation and amortization..      1,665        56           51        1,506      578         5     157           98        4,116

Amortization of programming
     costs.....................     22,318        --           --           --       --        --      --           --       22,318
                                ----------     -----   ---------- ------------ -------- ---------   -----  -----------  ------------
Operating income (loss)........     14,462        37           79       (2,001)    (767)     (155)    206           71       11,932

Interest expense, net..........    (10,555)      (42)         (35)        (650)      --         1      --           --      (11,281)

Foreign exchange gains
     (losses), net ............      4,885        18           90          (18)      --        --      --           --        4,975


Other income (expense), net (1)        276         4           --            4      (12)       --  (1,163)          --         (891)
Minority interest in loss of
     consolidated entities,
     net.... ..................         --        --           --           --       --        --      --          739          739
                                ----------     -----   ---------- ------------ -------- ---------   -----  -----------  ------------
Income (loss) before tax...          9,068        17          134       (2,665)    (779)     (154)   (957)         810        5,474
Cumulative effect of a change
     in accounting principle
     (net of income taxes of
     (euro)117) ...............       (736)       --           --         (217)      --        --      --           --         (953)
                                ----------     -----   ---------- ------------ -------- ---------   -----  -----------  ------------
Net Income (loss)..............      4,426        11          132       (2,097)    (779)     (100)   (679)         489        1,403
                                ----------     -----   ---------- ------------ -------- ---------   -----  -----------  ------------
Segment assets
Total assets at June 30, 2002..    408,275     6,083          914       41,503    3,542     1,836   9,760      (82,100)     389,813
                                ==========     =====   ========== ============ ======== =========   =====  ===========  ============

(1) Included in other income (expense), net (under segment other) is the additional write-down of the marketable equity securities representing an other-than-temporary loss amounting to(euro)1,162 (see Note 5).

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA
                         AND WHERE OTHERWISE INDICATED)


         Three months ended June 30, 2003:

                                                                UNAUDITED THREE MONTHS ENDED JUNE 30, 2003
                                --------------------------------------------------------------------------------------------------
                                                          PAY                             MUSIC           INTERSEGMENT     TOTAL
                                TELEVISION     RADIO   TELEVISION PUBLICATIONS INTERNET RECORDING   OTHER  ELIMINATION  CONSOLIDATED
                                ----------     -----   ---------- ------------ -------- ---------   -----  -----------  ------------
Advertising revenue............     41,386     1,293           --        2,348       --        --      --           --       45,027

Related party sales............      2,036       164           --           64      280        --      --       (1,379)       1,165

Publication revenue............         --        --           --        5,801       --        --      --           --        5,801

Other revenue..................      1,209         4          128          626    1,082     1,063   1,804           (1)       5,915
                                ----------     -----   ---------- ------------ -------- ---------   -----  -----------  ------------
Total revenues.................     44,631     1,461          128        8,839    1,362     1,063   1,804       (1,380)      57,908

Cost of Sales..................     11,165       590           38        7,539       98       604     870          (66)      20,838

Related party cost of sales....          3        --           --           13      404        86     420         (926)          --

Selling, general and
     administrative expenses...      5,271       462            7        1,459      186       288     625           --        8,298

Related party selling,
     general and
     administrative expenses...        284         4           --           32      125        --       9         (454)          --

Depreciation and amortization..        859        14           24          530      185         2      36           84        1,734

Amortization of programming
     costs... .................     11,368        --           --           --       --        --      --           --       11,368
                                ----------     -----   ---------- ------------ -------- ---------   -----  -----------  ------------

Operating income (loss)........     15,681       391           59         (734)     364        83   (156)          (18)      15,670

Interest expense, net..........     (4,798)      (18)         (11)        (302)      --        (1)      6           --       (5,124)

Foreign exchange gains
     (losses), net.............      2,660       132          194           --       --        --      --           --        2,986

Other income (expense), net            (73)       --           --          (68)      --        --       1           --         (140)
Minority interest in profit
     of consolidated
     entities, net.............         --        --           --           (3)      --        --      --           46           43
                                ----------     -----   ---------- ------------ -------- ---------   -----  -----------  ------------
Income (loss) before tax.......     13,470       505          242       (1,107)     364        82    (149)          28       13,435

Net Income (loss)..............      7,374       325          242       (1,576)     544      (185)   (314)          28        6,438
                                ----------     -----   ---------- ------------ -------- ---------   -----  -----------  ------------

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA
                         AND WHERE OTHERWISE INDICATED)


         Six months ended June 30, 2003:

                                                                UNAUDITED SIX MONTHS ENDED JUNE 30, 2003
                                --------------------------------------------------------------------------------------------------
                                                          PAY                             MUSIC           INTERSEGMENT     TOTAL
                                TELEVISION     RADIO   TELEVISION PUBLICATIONS INTERNET RECORDING   OTHER  ELIMINATION  CONSOLIDATED
                                ----------     -----   ---------- ------------ -------- ---------  ------  -----------  ------------
Advertising revenue............     66,165     2,048           --        3,849       --        --      --           --       72,062

Related party sales............      4,114       242           --          128      420        29      --       (1,906)       3,027

Publication revenue............         --        --           --       11,809       --        --      --           --       11,809

Other revenue..................      2,536         4          238        1,099    1,628     1,866   3,612           (4)      10,979
                                ----------     -----   ---------- ------------ -------- ---------  ------  -----------  ------------
Total revenues.................     72,815     2,294          238       16,885    2,048     1,895   3,612       (1,910)      97,877

Cost of Sales..................     19,319     1,169           79       14,466      227     1,042   1,877         (134)      38,045

Related party cost of sales....          6        --           --           36      457       103     628       (1,230)          --

Selling, general and
     administrative expenses...      9,631     1,176           13        2,551      342       523     907           --       15,143

Related party selling,
     general and
     administrative expenses...        453         8           --           70      125         3      21         (680)          --

Depreciation and amortization..      1,678        43           51        1,062      350         5      63          180        3,432

Amortization of programming
     costs.....................     25,186        --           --           --       --        --      --           --       25,186
                                ----------     -----   ---------- ------------ -------- ---------  ------  -----------  ------------

Operating income (loss)........     16,542      (102)          95       (1,300)     547       219     116          (46)      16,071

Interest expense, net..........     (9,782)      (34)         (24)        (700)      --        --      11           --      (10,529)

Foreign exchange gains
     (losses), net.............      4,704       171          285           (2)      --        --      --           --        5,158

Other income (expense), net....        163        --           --          (71)      --        (1)     --           18          109
Minority interest in profit
     of consolidated
     entities, net.............         --        --           --           (1)      --        --      --           24           23
                                ----------     -----   ---------- ------------ -------- ---------  ------  -----------  ------------
Income (loss) before tax.......     11,627        35          356       (2,074)     547       218     127           (4)      10,832

Net Income (loss)..............      5,735        21          356       (2,302)     802       (97)   (158)          (4)       4,353
                                ----------     -----   ---------- ------------ -------- ---------  ------  -----------  ------------
Segment assets
Total assets at June 30, 2003..    386,459     6,690          790       41,635    5,422     3,050  10,768      (75,478)     379,336
                                ==========     =====   ========== ============ ======== =========   =====  ===========  ============

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA
                         AND WHERE OTHERWISE INDICATED)


         GEOGRAPHIC AREAS

         Information about geographic areas is as follows:

                                  UNAUDITED THREE MONTHS ENDED               UNAUDITED SIX MONTHS ENDED
                                --------------------------------        ----------------------------------
                                JUNE 30, 2002      JUNE 30, 2003        JUNE 30, 2002        JUNE 30, 2003
                                -------------      -------------        -------------        -------------
REVENUES:
     Greece............                50,301             55,340               83,376               93,464
     United States.....                   213                268                  511                  877
     Australia.........                   119                128                  243                  238
     Cyprus............                   929                297                1,101                  446
     Bulgaria..........                 1,440              1,875                2,299                2,852
                                -------------      -------------        -------------        -------------
                                       53,002             57,908               87,530               97,877
                                =============      =============        =============        =============

Note:  Revenues are attributed to countries based on location of customer.

         LONG LIVED ASSETS ARE ANALYZED AS FOLLOWS

                                                                                                UNAUDITED
                                                                          DECEMBER 31,          JUNE 30,
                                                                              2002                2003
                                                                        -------------        -------------
Domestic......................................................                 64,606               63,621
International.................................................                  1,629                1,432
                                                                        -------------        -------------
     Total....................................................                 66,235               65,053
                                                                        =============        =============


12.      SUBSEQUENT EVENTS

         On June 20, 2003 the Company announced that it filed with the Nasdaq Stock Market a request to de-list its ADS from trading. The tender offer by offerors affiliated with the Company for all the Company's outstanding ordinary shares and ADSs for $2.40 per ordinary share ($1.20 per ADS) expired. Pursuant to the offer, the offerors acquired 320,400 ordinary shares and 7,512,087 ADSs, representing approximately 3,756,043.5 ordinary shares. Immediately following the expiry of the offer and a subsequent offering period, the offerors and their affiliates owned 19,525,289.5 Ordinary Shares (directly or in the form of ADSs) representing approximately 98.37% of the total paid-up share capital of Antenna TV S.A. In connection with the offer, the Special Committee of the Antenna Board established to consider the offer retained an independent financial advisor who delivered a written opinion dated November 11, 2002 to the effect that, as of such date and based upon and subject to the matters stated in such opinion, the offer consideration to be received by the holders of ADSs or ordinary shares (other than the offerors and their affiliates) in the offer was fair from a financial point of view to such holders.

         Following the expiry of the offer, certain of the offerors acquired an additional 56,083 ADS for a purchase price of $1.20 per ADS through privately negotiated transactions. As of July 30, 2003, the offerors collectively own 19,553,331 ordinary shares representing approximately 98.5% of the total paid-up share capital of Antenna TV S.A.

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA
                         AND WHERE OTHERWISE INDICATED)


         Also as previously announced by the Company, the Deposit Agreement in respect of the ADSs is being terminated. The Company filed a Form 15 with the U.S. Securities and Exchange Commission on June 25, 2003 to terminate the registration of its ordinary shares and senior notes under the Securities Exchange Act of 1934. The termination of the ADR program will be effective September 24, 2003.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         YOU SHOULD READ THE FOLLOWING TOGETHER WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THOSE FINANCIAL STATEMENTS. WE MAINTAIN OUR ACCOUNTING RECORDS AND PUBLISH OUR STATUTORY FINANCIAL STATEMENTS FOLLOWING GREEK TAX AND CORPORATE REGULATIONS. CERTAIN ADJUSTMENTS HAVE BEEN MADE TO THESE RECORDS TO PREPARE THE CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION IN THIS QUARTERLY REPORT. YOU SHOULD READ THE INFORMATION UNDER "FORWARD-LOOKING STATEMENTS" FOR SPECIAL INFORMATION ABOUT OUR INTERPRETATION OF FORWARD-LOOKING INFORMATION.

GENERAL

         We derive a substantial portion of our revenue from the sale of advertising time. Total advertising revenue made up 73.6% of total net revenue in the six months ended June 30, 2003. In 1999, we began reporting revenue from publishing due to our acquisition of our interest in Daphne Communications S.A. (or Daphne), which in the six months ended June 30, 2003 represented 12.0% of total net revenue. Other revenue, primarily consisting of program sales, sales of recorded music, Visa card fees and commissions, revenue from the provision of technical services and infomercials, SMS/WAP, tuition fees and pay television fees, represented 14.4% of total net revenue in the six months ended June 30, 2003.

         Our revenue fluctuates throughout the year, with television advertising revenue usually at its lowest level during the third fiscal quarter (12.8% of total net television advertising revenue in 2002), and usually at its highest level during the fourth fiscal quarter (32.2% of total net television advertising revenue in 2002) or the second fiscal quarter (34.1% of the total net television advertising revenue in 2002). Television advertising revenue increased approximately 9.6% in the first six months of 2003 relative to the same period of 2002. We expect this trend to continue, although at a lower pace, in the second half of 2003.

          In November 2000, Nova Television was awarded a 15-year nationwide license for Bulgaria. In the second quarter of 2001, however, as a result of an action of a third party against the Bulgarian government, an administrative court in Bulgaria declared this license void because the Bulgarian government did not follow certain procedures when the license was issued. On July 18, 2003, the Bulgarian government reissued the license to Nova Television. As such, Nova Television has commenced operations as a nationwide television station. As a result the Company will invest approximately (euro)4.5 million ($5.2 million) between 2003 and 2008 to upgrade the network.

REVENUE

ADVERTISING

         Television advertising is sold in time increments and is priced primarily on the basis of the program's popularity, as demonstrated by its ratings, within the demographic group that an advertiser desires to reach. In addition, advertising rates are affected by such factors as the number of advertisers competing for the available time and the availability of alternative advertising media.

         Substantially all of our television advertising revenue is generated from national advertising arrangements and contracts with local and international branches of advertising agencies, representing both multinational and national advertisers.

         We use our own sales force to sell advertising time. Arrangements for advertising are reached during the first quarter of each year, at which time estimates of annual revenue are determined. Advertising time generally is reserved on a monthly basis, with a small proportion booked on a spot basis. Advertising revenue is recorded when the advertisement is aired. As is common in the industry, we provide certain advertising agencies with an incentive rebate of up to a maximum of 9.9% of the cost of the airtime purchased, as permitted by law. At the end of each year, the rebates are calculated and the advertising agencies, which are entitled to a rebate then invoice us for an airtime credit for the following year that reflects the rebate. These rebates are estimated and accrued on a quarterly basis as the related revenues are earned. Revenue is recorded net of the rebates. While most advertising arrangements tend to be reviewed on an annual basis, and typically are renewed, we seek to develop and maintain long-term relationships with the agencies and advertisers.

         While we sell a significant portion of our available television advertising time, we do not sell all of it. In the first six months of 2003, we sold approximately 90.3% of total available advertising time during prime time broadcasts and approximately 80.3% of total available advertising time, including dead time allocated to audiotext, our magazines, infomercials and home shopping. We use a variety of means to utilize unsold advertising time in all time periods (commonly referred to as "dead time") to improve our operating results and cash flows. These other sources are audiotext and infomercials. We derive revenue from our subsidiary, Audiotex, which generates audiotext revenue, and from Epikinonia Ltd, which produces infomercials and pays us for production and technical support.

PROGRAMMING

         We also derive revenue from royalties received from syndicating our own programming. These programming sales are made to a variety of users, including a television network in Cyprus operated by Antenna TV Ltd. (Cyprus) (or Antenna Cyprus) and broadcasters targeting Greek-speaking viewers in the United States, Canada and Australia. Sales of programming to Greek-speaking viewers are made in the United States and Canada through an affiliated entity, Antenna Satellite TV
(USA) Inc. (or Antenna Satellite), and in Australia through our wholly-owned subsidiary, Pacific Broadcast. Revenue derived from Antenna Satellite, Antenna Cyprus and Pacific Broadcast represented revenue from sources outside Greece. See note 11 to our consolidated financial statements. In addition, we sell selected news footage to other news broadcasters around the world.

PUBLISHING AND OTHER REVENUE

         Since acquiring Daphne in October 1999, we derive circulation and advertising revenue from the publication of a wide variety of Greek magazines. These magazines cover subject matter ranging from style and fashion to parenting, from politics to astrology and from entertainment to shipping and defense. We also derive revenue from the printing of books, magazines, pamphlets and other publications for third parties.

RECORDED MUSIC REVENUE

         Since establishing Heaven Music in May 2001, we derive revenue from the sale of compact discs, DVD's and cassettes that we produce with local popular artists and authors. For the most part, the content of these recordings are Greek pop hits.

INTERNET REVENUE (WAP & SMS)

         Internet revenue is derived from the offering of content for mobile-based value added services to mobile telephone subscribers. We provide infotainment services, such as news information, sports results and horoscopes. We also offer content for SMS services such as news alerts and message services (with subscriber voting capabilities) concerning reality television shows. We also provide Web site updates and Internet based advertising.

COSTS AND EXPENSES

         Cost of sales includes the costs of acquiring foreign programming and Greek features, together with the cost of gathering, producing and broadcasting news as well as publication costs. Selling, general and administrative expenses (or SG&A) includes payroll costs and sales, marketing and promotion costs, broadcast license fees and other operating and administrative expenses.

         Programming costs generally either are expensed as cost of sales in the year incurred or capitalized and amortized over a period of three to four years. Programs that are expensed in the current period include news programs and a portion of acquired programming, principally Greek features. For such programming, substantially all of the value is realized upon the initial broadcast, either because of the topical nature of the programming or, in the case of acquired programming, contractual limitations on subsequent broadcasts. Acquired foreign programs, which have contracts limiting our broadcasts to a specific number during their term (usually two broadcasts during a two- or three-year period), are expensed in equal portions each time the program is broadcast. The costs of other programming, such as series, soap operas, shows, and made-for-television movies, where substantial value can be realized through multiple broadcasts or syndication, are capitalized as an asset and amortized, unless we determine during the current period that a program is unlikely to generate revenue in future periods, in which case the associated costs are expensed in the current period.

         We follow SOP 00-2 which established new accounting standards for producers and distributors of films, including changes in revenue recognition and accounting for advertising, development and overhead costs. It requires advertising costs for television productions to be expensed as incurred, certain indirect overhead costs to be charged directly to expense instead of being capitalized to film costs, and all film costs to be classified on the balance sheet as non-current assets. Under SOP 00-2 estimated total production costs or accrued expenses for an individual program or series are amortized in the same ratio that current period actual revenue bears to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year. Amortization of capitalized film (program) costs generated and accrual (expensing) of participation costs commences when a film (program) is released and it begins to recognize revenue from that film (program). Ultimate revenue includes estimates of revenue expected to be generated from the exploitation, exhibition and sale of a film (program) over a period not exceeding ten years from the date of delivery of the first episode or, if still in production, five years from the date of delivery of the most recent episode. Typically, the majority of the revenue is earned in the initial few years following the release with declining residual revenues earned in subsequent periods. Estimates of future revenues are reviewed periodically and could be revised. To the extent such estimates are revised, the amortization of programming costs is adjusted accordingly. Such adjustments could have a material adverse effect on our financial condition and results of operation.

         An important component of our strategy for maximizing operating performance and long-term profitability is to continue making investments in programming to build up our own programming library. This strategy has been implemented over the past few years by significantly increasing our programming expenditures. We retain all rights to the programming in our library and believe that these rights may represent values in excess of net book value. This value is demonstrated by the advertising revenue generated from re-broadcasting programming produced in prior years and from programming syndicated to other networks, including programming for which the production costs have been fully amortized. In certain cases, advertising revenue has exceeded the advertising revenue generated from the initial broadcast. We expect to continue to expand our programming library and to exploit the library through the airing of reruns and the distribution and syndication of broadcast rights to third parties. Programming from the library is broadcast to Greeks abroad through third parties and in the future will also be broadcast directly. Management will continue to evaluate the total estimated revenues as new markets are entered and revenues are realized.

RESULTS OF OPERATIONS

THREE MONTHS ENDED JUNE 30, 2003 (UNAUDITED)
COMPARED TO THREE MONTHS ENDED JUNE 30, 2002 (UNAUDITED)

         REVENUES. Total net revenue increased (euro)4.9 million ($5.6 million), or 9.3%, from (euro)53.0 million ($61.0 million) in the three months ended June 30, 2002 to (euro)57.9 million ($66.6 million) in the three months ended June 30, 2003. This increase was attributable primarily to the increase of (euro)3.8 million ($4.4 million) in Antenna TV's advertising revenue, an increase of
(euro)1.6 million ($1.8 million) of revenue from Daphne (representing increased publication revenue), and to a lesser extent, to an increase of (euro)0.8 million ($0.9 million) of revenue from Antenna Internet, an increase of
(euro)0.4 million ($0.5 million) of revenue from

Nova Bulgaria and an increase of (euro)0.4 million ($0.5 million) of revenue from Heaven Music partially. The increase was partially offset by a decrease of
(euro)0.6 million ($0.7 million) of revenue from Audiotex.

         Advertising revenue, which comprised 77.8% of total net revenues for the three months ended June 30, 2003, increased (euro)3.6 million ($4.1 million), or 8.8%, from (euro)41.4 million ($47.6 million) in the three months ended June 30, 2002 to (euro)45.0 million ($51.8 million) in the three months ended June 30, 2003. This increase was attributable primarily to an increase of
(euro)3.8 million ($4.4 million), or 10.7%, in advertising revenue from Antenna TV's operations due to a more favorable advertising pricing policy and modest growth in advertising expenditures in Greece and, to a lesser extent, an increase in advertising revenue from Nova Bulgaria of (euro)0.05 million ($0.06 million), or 3.5%. This increase was partly offset by a decrease in advertising revenue from Daphne of (euro)0.2 million ($0.2 million), or 6.5%, and a decrease in advertising revenue from Antenna Radio of (euro)0.1 million ($0.1 million), or 7.4%, primarily due to the shift of advertising expenditure from news and information to music radio stations.

         Related party revenue decreased (euro)0.3 million ($ 0.3 million), or 23.2%, from (euro)1.5 million ($ 1.7 million) in the three months ended June 30, 2002 to (euro)1.2 million ($ 1.4 million), in the three months ended June 30, 2003, due to a decrease of revenue mainly from Antenna Cyprus.

         Publication revenue increased (euro)1.8 million ($2.1 million), or 46.4%, from (euro)4.0 million ($4.6 million) in the three months ended June 30, 2002 to (euro)5.8 million ($6.7 million) in the three months ended June 30, 2003, due to the launch of a new magazine title, an overall increase in magazine circulation and the addition of printing services revenue from Daphne.

         Other revenue, representing revenue from program sales, sales of recorded music, Visa(R) card fees and commissions, revenue from the provision of technical services and infotainment services, such as news information, sport results and horoscopes, SMS services and message services concerning reality television shows, tuition fees and pay television fees decreased (euro)0.2 million ($0.2 million), or 3.4%, from (euro)6.1 million ($7.0 million) in the three months ended June 30, 2002 to (euro)5.9 million ($6.8 million) in the three months ended June 30, 2003. This decrease was principally the result of a decrease of (euro)0.6 million ($0.7 million) of other revenue (such as subscription revenues from broadcasting of reality shows) from Antenna TV's operations and a decrease of (euro)0.6 million ($0.7 million) of other revenue from Audiotex, partially offset by an increase of (euro)0.8 million ($0.9 million) and (euro)0.4 million ($0.5 million) of other revenue from Antenna Internet and Heaven Music, respectively.

         COST OF SALES. Cost of sales increased (euro)1.7 million ($2.0 million), or 8.6%, from (euro)19.2 million ($22.1 million) in the three months ended June 30, 2002 to (euro)20.8 million ($24.0 million) in the three months ended June 30, 2003. This increase was attributable primarily to an increase of Daphne cost of sales of (euro)1.0 million ($1.1 million), or 15.9%, in the three months ended June 30, 2003, principally reflecting increased printing costs due to increased magazine sales volume, and to an increase of Antenna TV's cost of sales of (euro)1.0 million ($1.1 million), or 11.3%, mainly due to the increased cost of foreign program.

         SG&A. Selling, general and administrative expenses ("SG&A") increased
(euro)0.4 million ($0.5 million), or 5.3%, from (euro)7.9 million ($9.1 million) in the three months ended June 30, 2002 to (euro)8.3 million ($9.5 million) in the three months ended June 30, 2003. This increase was attributable primarily to an increase in SG&A of (euro)0.6 million ($0.7 million) from Antenna TV's operations (as a result of the increased payroll costs and an increase in frequency fees resulting from higher advertising revenues and other fees) as well as an increase in SG&A of (euro)0.5 million ($0.6 million) from Daphne (increased market research fees and payroll costs), partially offset by a decrease in SG&A of (euro)0.4 million ($0.5 million) from Nova Bulgaria.

         AMORTIZATION. Amortization of programming costs increased (euro)0.9 million ($1.0 million), or 9.1%, from (euro)10.4 million ($12.0 million) in the three months ended June 30, 2002 to (euro)11.4 million ($13.1 million) in the three months ended June 30, 2003. This increase was attributable primarily to higher programming costs incurred in 2002.

         DEPRECIATION. Depreciation decreased (euro)0.3 million ($0.3 million) from (euro)2.0 million ($2.3 million) in the three months ended June 30, 2002 to
(euro)1.7 million ($2.0 million) in the three months ended June 30,

2003. This decrease was attributable primarily to a decrease in depreciation of
(euro)0.2 million ($0.2 million) from Daphne and a decrease in depreciation of
(euro)0.2 million ($0.2 million) from Antenna Internet due to fully depreciated assets, partially offset by an increase in depreciation of (euro)0.1 million ($0.1 million) from Antenna TV.

         OPERATING INCOME. Operating income increased (euro)2.1 million ($2.4 million), or 15.9%, from an income of (euro)13.5 million ($15.5 million) in the three months ended June 30, 2002 to an income of (euro)15.6 million ($17.9 million) in the three months ended June 30, 2003, primarily reflecting an increase of (euro)0.9 million ($1.0 million) in operating income from Antenna Internet, an increase in operating income of Nova Bulgaria of (euro)0.8 million ($0.9 million) as well as an improvement of (euro)0.5 million ($0.6 million) and
(euro)0.3 million ($0.3 million) in the operating income of Heaven Music and Daphne, respectively. This increase was partially offset by a decrease in operating income of Audiotex of (euro)0.7 million ($0.8 million).

         INTEREST EXPENSE, NET. Interest expense, net decreased (euro)0.5 million ($0.6 million), or 8.9%, from (euro)5.6 million ($6.4 million) in the three months ended June 30, 2002 to (euro)5.1 million ($5.9 million) in the three months ended June 30, 2003, reflecting a decrease in interest expense of Antenna TV of (euro)0.3 million ($0.3 million) and a decrease in interest expense of Daphne of (euro)0.1 million ($0.1 million). The lower interest expense of Antenna TV was primarily a result of the partial repurchases of certain of our senior notes during 2003.

         FOREIGN EXCHANGE GAINS. Foreign exchange gains decreased (euro)4.4 million ($5.1 million) from a gain of (euro)7.4 million ($8.5 million) to a gain of (euro)3.0 million ($3.5 million), due to higher appreciation of the euro relative to the US dollar in the second quarter of 2002 as compared to the second quarter of 2003.

         OTHER INCOME, NET. Other expense, net decreased (euro)0.1 million ($0.1 million) from (euro)0.2 million ($0.2 million) in the three months ended June 30, 2002 to (euro)0.1 million ($0.1 million) in the three months ended June 30, 2003.

         MINORITY INTEREST IN (LOSS) OF CONSOLIDATED ENTITIES. Minority interest in loss of consolidated entities decreased (euro)0.2 million ($0.2 million) from a gain of (euro)0.2 million ($0.2 million) to a gain of (euro)0.04 million ($0.05 million).

         PROVISION FOR INCOME TAXES. Provision for income taxes increased
(euro)1.2 million ($1.3 million) from (euro)5.8 million ($6.9 million) in the three months ended June 30, 2002 to (euro)7.0 million ($8.1 million) in the three months ended June 30, 2003, primarily due to an increase in disallowed, non deductible general expenses, additional taxes and an increase in valuation allowance associated with net operating losses and start up costs of Daphne, Vips 24 and Nova Bulgaria.

         NET INCOME. Net income decreased (euro)3.1 million ($3.6 million) from a gain of (euro)9.5 million ($10.9 million) in the three months ended June 30, 2002 to an income of (euro)6.4 million ($7.4 million) in the three months ended June 30, 2003. This decrease was primarily attributable to a decrease in foreign exchange gains of (euro)4.4 million ($5.1 million) and an increase in provision for income taxes of (euro)1.2 million ($1.4 million).

SIX MONTHS ENDED JUNE 30, 2003 (UNAUDITED)
COMPARED TO SIX MONTHS ENDED JUNE 30, 2002 (UNAUDITED)

         REVENUES. Total net revenue increased (euro)10.3 million ($12.0 million), or 11.8%, from (euro)87.5 million ($100.6 million) in the six months ended June 30, 2002 to (euro)97.9 million ($112.6 million) in the six months ended June 30, 2003. This increase was attributable primarily to an increase of
(euro)5.9 million ($6.8 million) in advertising revenue from Antenna TV's operations, an increase of (euro)3.4 million ($3.9 million) of publication revenue from Daphne, an increase of (euro)1.3 million ($1.5 million) of revenue from Antenna Internet, and to a lesser extent, to an increase of (euro)0.6 million ($0.7 million) of revenue from Heaven Music and an increase of (euro)0.6 million ($0.7 million) of revenue from Nova Bulgaria. This increase was partly offset by a decrease in revenue of (euro)0.4 million ($0.5 million) from Audiotex and (euro)0.1 million ($0.1 million) from Antenna Radio.

         Advertising revenue, which comprised 73.6% of total net revenues for the six months ended June 30, 2003, increased (euro)5.4 million ($6.2 million), or 8.0%, from (euro)66.7 million ($76.7 million) in the six months ended June 30, 2002 to (euro)72.1 million ($82.9 million) in the six months ended June 30, 2003. This increase was attributable primarily to an increase of (euro)5.6 million ($6.4 million), or 9.6%, in advertising revenue from Antenna TV's operations due to a more favorable advertising pricing policy and modest growth in advertising expenditures in Greece, and an increase in advertising revenue from Nova Bulgaria of (euro)0.07 million ($0.08 million), or 3.3%. This increase was partly offset by a decrease in advertising revenue from Antenna Radio of
(euro)0.2 million ($0.2 million), or 10.1%, primarily due to the shift of advertising expenditure from news and information to music radio stations, and a decrease in advertising revenue of Daphne of (euro)0.1 million ($0.1 million).

         Related party revenue increased (euro)0.8 million ($0.9 million), or 35.3%, from (euro)2.2 million ($2.5 million) in the six months ended June 30, 2002 to (euro)3.0 million ($3.4 million) in the six months ended June 30, 2003, primarily due to an increase of revenue from Makedonia TV and from Antenna Satellite, partially offset by a decrease of revenue from Antenna Cyprus.

         Publication revenue increased (euro)3.4 million ($3.9 million), or 41.0%, from (euro)8.4 million ($9.7 million) in the six months ended June 30, 2002 to (euro)11.8 million ($13.6 million) in the six months ended June 30, 2003, due to the launch of a new magazine title and the addition of printing services revenue from Daphne.

         Other revenue, representing revenue from program sales, sales of recorded music, Visa(R) card fees and commissions, revenue from the provision of technical services and infotainment services, such as news information, sports results and horoscopes, SMS services and message services concerning reality television shows, tuition fees and pay television fees increased (euro)0.8 million ($0.9 million), or 7.8%, from (euro)10.2 million ($11.7 million) in the six months ended June 30, 2002 to (euro)11.0 million ($12.6 million) in the six months ended June 30, 2003. This increase was principally the result of an increase of (euro)1.3 million ($1.5 million) of other revenue from Antenna Internet due to an increase in revenue from SMS services from reality television programs, an increase of (euro)0.6 million ($0.7 million) of other revenue from Heaven Music as well as an increase of other revenue from Nova Bulgaria of
(euro)0.5 million ($0.6 million). The increase was partially, offset by a decrease of revenue from Audiotex of (euro)0.4 million ($0.5 million) and the decrease from Antenna TV of (euro)0.4 million ($0.5 million).

         COST OF SALES. Cost of sales increased (euro)2.7 million ($3.1 million), or 7.7%, from (euro)35.3 million ($40.6 million) in the six months ended June 30, 2002 to (euro)38.0 million ($43.7 million) in the six months ended June 30, 2003. The increase was attributable primarily to an increase of Daphne cost of sales of (euro)2.6 million ($3.0 million), or 21.5%, in the six months ended June 30, 2003, principally reflecting increased printing costs due to increased magazine sales volume. The increase was also due, to a lesser extent, to an increase of Antenna TV's cost of sales of (euro)0.6 million ($0.7 million), or 3.7%, mainly due to the increased cost for news as a result of the war in Iraq, an increase of cost of sales of (euro)0.3 million ($0.3 million) of Audiotex and an increase of cost of sales of (euro)0.2 million ($0.2 million) from Heaven Music. The increase in cost of sales was partially offset by a decrease of (euro)0.2 million ($0.2 million) of Nova Bulgaria cost of sales.

         SG&A. Selling, general and administrative expenses ("SG&A") increased
(euro)1.3 million ($1.5 million), or 9.4%, from (euro)13.8 million ($15.9 million) in the six months ended June 30, 2002 to (euro)15.1 million ($17.4 million) in the six months ended June 30, 2003. This increase was attributable principally to an increase in SG&A of (euro)1.2 million ($1.4 million) from Antenna TV's operations (increased payroll costs and market research fees as well as increased costs for frequency and other fees) and, to a lesser extent, to an increase in SG&A of (euro)0.5 million ($0.6 million) from Daphne due to payroll costs and market research fees. The increase in SG&A was partially offset by a decrease of (euro)0.2 million ($0.2 million), in SG&A of Nova Bulgaria.

         AMORTIZATION. Amortization of programming costs increased (euro)2.9 million ($3.4 million), or 12.8%, from (euro)22.3 million ($25.6 million) in the six months ended June 30, 2002 to (euro)25.2 million ($29.0 million) in the six months ended June 30, 2003. This increase was attributable principally to higher programming costs incurred.

         DEPRECIATION AND OTHER AMORTIZATION. Depreciation decreased (euro)0.7 million ($0.8 million) from (euro)4.1 million ($4.7 million) in the six months ended June 30, 2002 to (euro)3.4 million ($3.9 million) in the six months ended June 30, 2003. This decrease was attributable primarily to a decrease in depreciation of (euro)0.4 million ($0.5 million) from Daphne and a decrease in depreciation of (euro)0.2 million ($0.2 million) from Antenna Internet resulting from fully depreciated assets.

         OPERATING INCOME. Operating income increased (euro)4.2 million ($4.8 million), or 34.7%, from an income of (euro)11.9 million ($13.7 million) in the six months ended June 30, 2002 to an income of (euro)16.1 million ($18.5 million) in the six months ended June 30, 2003, principally reflecting an increase of (euro)1.5 million ($1.7 million) in operating income from Antenna Internet, an increase of (euro)1.3 million ($1.5 million) in operating income from Antenna TV's operations and an improvement of (euro)0.9 million ($1.0 million) and (euro)0.7 million ($0.8 million) in the operating loss of Nova Bulgaria and Daphne respectively, partially offset by a decrease in operating income of Audiotex of (euro)0.8 million ($0.9 million).

         INTEREST EXPENSE, NET. Interest expense, net decreased (euro)0.8 million ($0.9 million), or 6.7%, from (euro)11.3 million ($13.0 million) in the six months ended June 30, 2002 to (euro)10.5 million ($12.1 million) in the six months ended June 30, 2003, reflecting a decrease in interest expense of Antenna TV of (euro)0.9 million ($1.0 million). The decrease in interest expense of Antenna TV was primarily a result of the partial repurchase of certain of our senior notes during the second half of 2002 and in the first half of 2003.

         FOREIGN EXCHANGE GAINS, NET. Foreign exchange gains increased (euro)0.2 million ($0.2 million) from a gain of (euro)5.0 million ($5.8 million) to a gain of (euro)5.2 million ($6.0 million), reflecting a slightly higher appreciation of the euro relative to the U.S. dollar in the six months ended June 30, 2003 as compared to the six months ended June 30, 2002.

         OTHER INCOME (EXPENSE), NET. Other income (expense), net increased
(euro)1.0 million ($1.2 million) from an expense of (euro)0.9 million ($1.0 million) in the six months ended June 30, 2002 to an income of (euro)0.1 million ($0.1 million) in the six months ended June 30, 2003. The increase was primarily attributable to the fact that we recorded a loss resulting from the other-than-temporary decline in the fair value of our marketable equity securities of Euroholdings Capital & Investment Corp. (previously known as Athenian Capital Holdings S.A.) in the six months ended June 30, 2002. No other-than-temporary decline resulted for the six months ended June 30, 2003.

         MINORITY INTEREST IN (LOSS) OF CONSOLIDATED ENTITIES. Minority interest in loss of consolidated entities decreased (euro)0.7 million ($0.8 million) from a gain of (euro)0.7 million ($0.8 million) to a gain of (euro)0.02 million ($0.02 million)

         PROVISION FOR INCOME TAXES. Provision for income taxes increased
(euro)3.4 million ($3.9 million) from (euro)3.1 million ($3.6 million) in the six months ended June 30, 2002 to (euro)6.5 million ($7.5 million) in the six months ended June 30, 2003, primarily due to an increase in operating income an increase in non-deductible general expenses, additional taxes and an increase in valuation allowance associated with net operating losses and start up costs of Daphne, Vips 24 and Nova Bulgaria.

         CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE. In March 2002 as a result of our goodwill impairment evaluation undertaken in connection with the adoption of FASB Statement No. 142, an impairment loss of (euro)0.9 million ($1.1 million), net of tax has been recorded as a cumulative effect of a change in accounting principle for the six months ended June 30, 2002 (see note 1 to our consolidated financial statements).

         NET INCOME. Net Income increased (euro)2.9 million ($3.3 million) from income of (euro)1.4 million ($1.6 million) in the six months ended June 30, 2002 to income of (euro)4.3 million ($4.9 million) in the six months ended June 30, 2003. This improvement was principally attributable to the increase in operating income of Antenna Internet and Antenna TV and the decrease in operating losses of Nova Bulgaria and Daphne. Additionally, the improvement in net income was also a result of increased other income (Antenna TV) and a decrease in interest expenses. The improvement was partially offset by an increase in provision for income tax and a decrease in operating income of Audiotex.

LIQUIDITY AND CAPITAL RESOURCES

         We have historically funded our operations, expenditures for programming, working capital requirements and capital expenditures principally through a combination of equity contributions, indebtedness and cash flow from operations. As a result of our delisting we will not have access to the equity capital markets.

1.       FUTURE COMMITMENTS AND FUNDING SOURCES

         At June 30, 2003, our contractual cash commitments, with initial or remaining terms, are as follows (all amounts in thousands of euro):

------------------------------------------------------------------------------------------------------------------------
                                                          PAYMENTS DUE BY PERIOD
------------------------------------------------------------------------------------------------------------------------
                                            01/07/2003-  01/07/2004-  01/07/2005-  01/07/2006-  01/07/2007-
   CONTRACTUAL OBLIGATIONS         TOTAL    30/06/2004   30/06/2005   30/06/2006   30/06/2007   30/06/2008    THEREAFTER
------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT (1)               203,346           489           --           --           --      202,857            --
------------------------------------------------------------------------------------------------------------------------

CAPITAL LEASE OBLIGATIONS          2,389           829          700          571          270           19            --
------------------------------------------------------------------------------------------------------------------------

OPERATING LEASES                  11,597         3,502        3,252        3,016          468          495           864
------------------------------------------------------------------------------------------------------------------------

OTHER LONG-TERM
   OBLIGATIONS (2)                 2,434           398           92           92           91           --         1,761
------------------------------------------------------------------------------------------------------------------------

TOTAL CONTRACTUAL
   CASH OBLIGATIONS              219,766         5,218        4,044        3,679          829      203,371         2,625
------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------
                                            01/07/2003-  01/07/2004-  01/07/2005-  01/07/2006-  01/07/2007-
   CONTRACTUAL OBLIGATIONS         TOTAL    30/06/2004   30/06/2005   30/06/2006   30/06/2007   30/06/2008    THEREAFTER
------------------------------------------------------------------------------------------------------------------------

UTILIZED LINES
   OF CREDIT (3)                  16,588        16,588           --           --           --           --            --
------------------------------------------------------------------------------------------------------------------------

LETTERS OF GUARANTEE (4)           8,854         8,647          207           --           --           --            --
------------------------------------------------------------------------------------------------------------------------

OTHER COMMITMENTS (5)             14,627            --        4,846        4,782        4,999           --            --
------------------------------------------------------------------------------------------------------------------------

TOTAL COMMERCIAL
   COMMITMENTS                    40,069        25,235        5,053        4,782        4,999           --            --
------------------------------------------------------------------------------------------------------------------------

(1) Long-term debt is comprised of our senior notes and long-term indebtedness. Our US dollar-denominated senior notes due 2007 are redeemable, in whole or in part, at our option at any time after August 12, 2002. Our euro-denominated senior notes due 2008 are redeemable, in whole or in part at our option at any time on or after June 11, 2005. The above payment schedule does not give effect to the repurchases of our senior notes from time to time.

(2) Other long-term obligations represent payables to related parties, employee retirement benefits and long-term provision.

(3)      Revolving credit.

(4) The amount reflects the letters of guarantee issued by us primarily to Endemol Entertainment and Fox (Twentieth Century) as at June 30, 2003.

(5)      The amount reflects commitments for licensed film rights.

         As of June 30, 2003, we had approximately (euro)205.7 million ($236.6 million) of long-term debt (which includes the current portion of long-term debt of (euro)0.5 million and the current portion of capital lease obligations of
(euro)0.8 million). This debt primarily consists of our senior notes due 2007 and our senior notes due 2008, and to a lesser extent, (euro)2.4 million ($2.8 million) of long-term obligations under capital lease (including the current portion), (euro)0.5 million ($0.6 million) of long-term debt of Daphne, which was converted from short-term borrowings into long-term debt (including the current portion) in 2003.

         As of June 30, 2003, we had approximately (euro)16.6 million ($19.1 million) of bank overdrafts and short-term borrowings. Bank overdrafts and short-term borrowings primarily consisted of Daphne borrowings of (euro)15.0 million ($17.3 million) dominated in euro. It also included short-term borrowings of (euro)1.5 million ($1.7 million) of debt under a revolving facility assumed as part of the acquisition of Antenna Radio dominated in yen and euro. We had unused bank lines at June 30, 2003 of (euro)39.2 million ($45.1 million), of which Antenna TV had unused bank lines at June 30, 2003 of
(euro)28.2 million ($32.4 million).

         Our principal use of funds are payments for programming (which includes cash expenditures for programming aired during the period plus cash expenditures for programming to be aired in the future), which expenditures totaled
(euro)26.8 million ($30.8 million) in the six months ended June 30, 2002 and
(euro)22.4 million ($25.8 million) in the six months ended June 30, 2003.

         OPERATING ACTIVITIES. Net cash used in operating activities was
(euro)6.5 million ($7.5 million) in the six months ended June 30, 2002 compared to (euro)7.9 million ($9.1 million) in the six months ended June 30, 2003. The increase of (euro)1.4 million ($1.6 million) in cash used in operating activities was primarily due to taxes paid and an increase in accounts and other receivable.

         INVESTING ACTIVITIES. Net cash used in investing activities was
(euro)2.2 million ($2.5 million) in the six months ended June 30, 2002 and
(euro)4.9 million ($5.6 million) in the six months ended June 30, 2003, reflecting the digitalization of our printing equipment and the modernization of our printing facilities at Daphne and the purchase of other equipment.

         FINANCING ACTIVITIES. Net cash used in financing activities was
(euro)3.0 million ($3.5 million) in the six months ended June 30, 2002 compared to (euro)5.2 million ($6.0 million) in the six months ended June 30, 2003. The increase in net cash used in financing activities in the first half of 2003 was attributable to the partial repurchase of certain of our senior notes and to the reduction of bank overdrafts and short term borrowings.

OFF-BALANCE SHEET ARRANGEMENTS

         We have no off-balance sheet arrangements.

INFLATION

         Although the Greek economy has long been subject to both high levels of inflation and the effects of the Greek government's measures to curb inflation such as high real interest rates, we do not believe inflation has had a material effect on our business for the periods presented. Greece experienced average annual rates of inflation of 4.8% during 1998, 2.6% during 1999, 3.2 % during 2000, 3.5 % during 2001 and 3.5% during 2002.

RECENT ACCOUNTING PRONOUNCEMENTS

         SFAS NO. 145

         In April 2002, the FASB issued Statement No. 145, RESCISSION OF THE FASB STATEMENTS NO. 4, 44, AND 64, AMENDMENT OF THE FASB STATEMENT NO. 13, AND TECHNICAL CORRECTIONS. The Statement updates, clarifies and simplifies existing accounting pronouncements. SFAS No. 145 rescinds Statement 4, which required all gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in Opinion 30 will now be used to classify those gains and losses. SFAS No. 64 amended SFAS No. 4 and is no longer necessary because SFAS No. 4 has been rescinded.

         The provisions of this standard are effective for fiscal years beginning after May 15, 2002. Gains or losses on extinguishments of debt that were classified as extraordinary in prior years shall be reclassified upon adoption of this statement. Early application of this statement may be as of the beginning of the fiscal year or as of the beginning of the interim period in which this statement is issued. We adopted this standard in the second quarter of 2002 and have reclassified prior periods extraordinary gains on the repurchase of certain of our senior notes amounting to (euro)372 for the three months ended March 31, 2002.

         ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES.

          In June 2002, the FASB issued Statement No. 146, ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3., "LIABILITY RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFITS AND OTHER COSTS TO EXIT AN ACTIVITY (INCLUDING CERTAIN COSTS INCURRED IN A RESTRUCTURING)".

         SFAS No. 146 applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS No. 144 ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LOVED ASSETS. Those costs include, but are not limited to: termination benefits provided to current employees that are involuntarily terminated under the terms of a benefit arrangement that, in substance, is not an ongoing benefit arrangement or an individual deferred compensation contract; costs to terminate a contract that is not a capital lease; costs to consolidate facilities or relocate employees. SFAS No. 146 does not apply to costs associated with the retirement of long lived assets covered by the FASB Statement No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS.

         Generally a liability for exit or disposal activity costs shall be recognized and measured at its fair value in the period in which the liability is incurred (except for a liability for one-time termination benefits that is incurred over time). In the unusual circumstances in which fair value cannot be reasonably estimated, the liability shall be recognized in the period in which the fair value can be reasonably estimated.

         The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002. The adoption of this statement did not have a material impact on our consolidated operating results or financial position.

         FASB INTERPRETATION NO. 45.

         In November 2002, the FASB issued Interpretation No. 45, "GUARANTORS'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS OF OTHERS". Interpretation No. 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under the guarantee. The disclosure provisions of Interpretation No. 45 are effective for financial statements of annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The application of Interpretation No. 45 did not have a significant impact on our consolidated operating results or financial position.

         SFAS NO. 148.

          In December 2002, the FASB issued Statement No. 148, "ACCOUNTING FOR STOCK BASED COMPENSATION - TRANSITION AND Disclosure". This statement amends FASB Statement No. 123, "ACCOUNTING FOR STOCK BASED COMPENSATION", to provide alternative methods of transition to SFAS 123's fair value method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure in the summary of significant accounting polices of the effects of an entity's accounting policy with respect to stock based employee compensation on reported net income and earnings per share in annual financial statements. SFAS No. 148's amendment of the transition and annual disclosure requirements are effective for fiscal years ended after December 15, 2002. Presently the Company has no stock-based compensation awards to its employees and directors.

         FASB INTERPRETATION NO. 46.

         In January 2003, the FASB issued Interpretation No. 46 "CONSOLIDATION OF VARIABLE INTEREST ENTITIES, AN INTERPRETATION OF ARB NO. 51". Interpretation No. 46 addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation No. 46. Interpretation No. 46 applies immediately to variable interest in variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains on interest after that date. It applies in the fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. We believe that the impact of Interpretation No. 46 on our consolidated operating results or financial position will be immaterial.

         SFAS NO. 149

         In April 2003, FASB issued Statement No. 149, "AMENDMENT OF STATEMENT 133 ON DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES". SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under Statement of FASB Statement No. 133, "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES" No. 133"). SFAS No. 149 requires that contracts with comparable characteristics be accounted for similarly as this will result in more consistent reporting of contracts as either derivatives or hybrid instruments. SFAS No. 149 is effective on a prospective basis for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. The provisions of SFAS No. 149 that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, paragraphs 7(a) and 23(a) of SFAS No. 149, which relate to forward purchases or sales of WHEN-ISSUED securities or other securities that do not yet exist, should be applied to both existing contracts and new contracts entered into after June 30, 2003. Presently we have no derivative instruments or hedging activities.

         SFAS NO. 150

         In May 2003, FASB issued Statement No. 150, "ACCOUNTING OF CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY". SFAS No.150 establishes standards on how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, `'ELEMENTS OF FINANCIAL STATEMENTS". SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. For financial instruments created before the issuance date of SFAS No. 150, and still existing at the beginning of the interim period of adoption, the effect will be reported as a cumulative effect of a change in accounting principle. Restatement is not permitted. We have not yet determined the impact of SFAS No. 150 on its consolidated operating results or financial position.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN EXCHANGE RISK MANAGEMENT

         Since January 1, 2002, our functional currency is the euro. Prior to that date, our functional currency was the drachma. However, certain of our revenue, operating costs and expenses are denominated in foreign currencies. Transactions involving other currencies are converted into euro using the exchange rates in effect at the time of the transactions. Assets and liabilities denominated in other currencies are stated at the euro equivalent using exchange rates in effect at period-end. Non-euro denominated revenue, principally from licensing and distribution of programming outside Greece, accounted for
(euro)4.4 million ($5.0 million), or 4.5%, of total net revenue in the six months ended June 30, 2003 and (euro)4.2 million ($4.8 million), or 4.8%, of total net revenue in the six months ended June 30, 2002. Our non-euro denominated operating costs, principally foreign-produced programming invoiced in U.S. dollars, accounted for 3.3% of total net revenue in the six months ended June 30, 2003. Non-euro denominated indebtedness (primarily U.S. dollars) totaled (euro)62.0 million ($71.3 million) at June 30, 2003. Gains and losses resulting from exchange rate fluctuations are reflected in the statements of operations.

         Historically, advertising in most forms of media has been correlated to general economic conditions. Since substantially all of our operations are conducted in Greece, our operating results will depend to a certain extent on the prevailing economic conditions in Greece. In addition, a significant proportion of our revenue is in euro. We expect to increase modestly the level of non-euro denominated revenue as result of our strategy of increasing our sales of programming to Greek-speaking audiences residing outside Greece and to other markets.

         At times, we may hedge elements of our currency exposure through use of derivative instruments such as forward exchange agreements and currency options, though we might also consider interest rate swaps. We are continuously evaluating alternatives for future hedging opportunities. Derivatives involve, to varying degrees, market exposure and credit risk. Market exposure means that changes in interest rates or currency exchange rates cause the value of financial instruments to decrease or increase or its obligations to be more or less costly to settle. When used for risk management purposes, any gains or losses on the derivatives will offset losses or gains on the asset, liability or transaction being hedged.

         We have experienced net foreign exchange losses in the past, and we could experience them in the future if foreign exchange rates shift in excess of the risk covered by hedging arrangements. Credit risk will arise if a counter party fails to perform its obligations. We intend to minimize credit risk by entering into contracts only with highly credit rated counter parties and through internal limits and monitoring procedures.

         We record financial instruments to which we are a party in the balance sheet at fair value.

         The table(s) below present(s) the principal, cash flows and related weighted average interest rates by expected maturity date of our indebtedness that may be sensitive to foreign currency exchange rate fluctuations:

                                                                 JUNE 30, 2003
FINANCIAL INSTRUMENT                               MATURITY (2007)         FAIR VALUE
--------------------                               -----------------     ---------------
                                                   ((EURO))      ($)     ((EURO))    ($)
                                                                  (IN MILLIONS)
Senior notes due 2007 ($70.3 million)...........    61.1       70.3       58.7     67.5
Average interest rate...........................          9.8%                 --

         The average interest rate represents the stated interest rate of 9% plus amortization of deferred issuance costs.

                                                                 JUNE 30, 2003
FINANCIAL INSTRUMENT                               MATURITY (2007)         FAIR VALUE
--------------------                               -----------------     ---------------
                                                   ((EURO))      ($)     ((EURO))    ($)
                                                                  (IN MILLIONS)
New notes (Euro 141.7 million)..................    141.7      163.0      136.1    156.5
Average interest rate...........................          10.0%                 --

         The average interest rate represents the stated interest rate of 9.0% of senior notes due 2007 in dollars and 9.75% of senior notes due 2008 in euro, plus amortization of deferred issuance costs.

INTEREST RATE RISK MANAGEMENT

         We manage interest rate risk by financing non-current assets and a portion of current assets with equity, long-term liabilities and long-term debt with fixed interest rates.

         The table(s) below present(s) the principal, cash flows and related weighted average interest rates by expected maturity date of our indebtedness that may be sensitive to interest rate fluctuations:

                                                                 JUNE 30, 2003
FINANCIAL INSTRUMENT                               MATURITY (2007)         FAIR VALUE
--------------------                               -----------------     ---------------
                                                   ((EURO))      ($)     ((EURO))    ($)
                                                                  (IN MILLIONS)
Senior notes due 2007 ($70.3 million)...........    61.1       70.3       58.7     67.5
Average interest rate...........................          9.8%                 --

         The average interest rate for the represents the stated interest rate of 9% plus amortization of deferred issuance costs.

                                                                 JUNE 30, 2003
FINANCIAL INSTRUMENT                               MATURITY (2007)         FAIR VALUE
--------------------                               -----------------     ---------------
                                                   ((EURO))      ($)     ((EURO))    ($)
                                                                  (IN MILLIONS)
New notes (Euro 141.7 million)..................    141.7      163.0      136.1    156.5
Average interest rate...........................          10.0%                 --

         The average interest rate represents the stated interest rate of 9.0 % of senior notes due 2007 in dollars and 9.75% of senior notes due 2008 in euro, plus amortization of deferred issuance costs.

OTHER INFORMATION

ITEM 4.    OTHER INFORMATION

DELISTING OF OUR ADSS FROM THE NASDAQ NATIONAL MARKET, TERMINATION OF THE DEPOSIT AGREEMENT RELATING TO OUR ADSS AND DEREGISTRATION FROM THE EXCHANGE ACT.

         As we previously disclosed, our four principal shareholders, Holnest Investments Limited, Globecast Holdings Limited, Altavista Global Holdings Limited, Praxis Global Investments Limited, Minos Kyriakou and our Chairman, Minos Kyriakou, our Vice Chairman, Theodore Kyriakou and two of our directors, Xenophon Kyriakou and Athina Kyriakou (collectively, the "Offerors") made a tender offer to purchase all of our outstanding ordinary shares and ADSs not already owned by the Offerors or their affiliates for $2.40 per ordinary share ($1.20 per ADS). The offer was completed on Friday, January 17, 2003, at 5:00 p.m., New York City time. Pursuant to the offer, the Offerors acquired 320,400 ordinary shares and 7,512,087 ADSs, representing approximately 3,756,043.5 ordinary shares. Immediately following the expiry of the offer and a subsequent offering period, the Offerors and their affiliates owned 19,525,289.5 ordinary share

         Following the expiry of the offer, certain of the Offerors acquired an additional 56,083 ADS for a purchase price of $1.20 per ADS through privately negotiated transactions. As of July 30, 2003, the Offerors collectively own 19,553,331 ordinary shares representing approximately 98.5% of our total paid-up share capital.

         On June 20, 2003, we announce that we filed with The Nasdaq National Market a request to delist our ADSs. On June 25, 2003 our ADSs were delisted from Nasdaq and we provided notice to The Bank of New York of the termination, effective September 24, 2003 of our Depositary Receipt Program. Also on June 25, 2003, we filed a Form 15 with the SEC to terminate the registration of our equity and debt securities under the Exchange Act.

         As a result of the termination of the Depositary Program, former holders of ADSs that did not tender to the offer will receive ordinary shares (one half of one ordinary share per ADS) on the effective date of the termination. The ordinary shares are no longer listed on any securities exchange, and there are transfer procedures under Greek corporate law, Greek tax law and the Greek media law that restrict the ability to transfer ordinary shares. The ordinary shares will also be subject to ownership restrictions provided for in the Greek media law.


FORWARD-LOOKING STATEMENTS

         We are hereby providing cautionary statements identifying important factors that could cause our actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Reform
Act) made in this Quarterly Report. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of the words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "intends," "plans," "projection" and "outlook") are not historical facts and may be forward-looking and, accordingly, such statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this Quarterly Report and in our Annual Report on Form 20-F for the fiscal year ended December 31, 2002. Among the key factors that have a direct bearing on our results of operations are:

         o changes in economic cycles and general uncertainty related to possible terrorist attacks;

         o our ability to successfully implement our growth and operating strategies;

         o competition from other broadcast companies, media and new technologies;

         o        fluctuation of exchange rates; and

         o        changes in the laws and government regulations.

These and other factors are discussed herein under "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Quarterly Report.

         Because the risk factors referred to in this Quarterly Report and our Annual Report on Form 20-F could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made in this Quarterly Report by us or on our behalf, you should not place undue reliance on any of these forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors will emerge in the future, and it is not possible for us to predict which factors they will be. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those described in any forward-looking statements.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         ANTENNA TV S.A.
                                         (Registrant)


                                         By: /s/ Nikolaos Angelopoulos
                                             ----------------------------------
                                             Name: Nikolaos Angelopoulos
                                             Title:  Chief Financial Officer


Dated: August 1, 2003